Exhibit 99.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

ACHIEVE HOLDINGS,

ACHIEVE MERGER SUB, and

ARCO PLATFORM LIMITED

Dated as of August 10, 2023

THIS DOCUMENT HAS BEEN PREPARED SOLELY TO FACILITATE DISCUSSIONS OF A POSSIBLE TRANSACTION AMONG THE PARTIES IDENTIFIED HEREIN IF DETERMINED APPROPRIATE BY THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF ACHIEVE. IT IS NOT INTENDED, AND SHALL NOT BE DEEMED, TO CONSTITUTE AN OFFER OR AGREEMENT, OR TO CREATE LEGALLY BINDING OR ENFORCEABLE OBLIGATIONS, OF ANY TYPE OR NATURE. NO SUCH OFFER, AGREEMENT OR OBLIGATIONS SHALL BE MADE OR CREATED AMONG THE PARTIES IDENTIFIED HEREIN EXCEPT PURSUANT TO A WRITTEN AGREEMENT EXECUTED BY SUCH PARTIES.

(continued)

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(continued)

Section 9.14 Currency Conversions	59

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 10, 2023 (the “Agreement Date”), by and among Arco Platform Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), Achieve Holdings, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Achieve Merger Sub, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”). Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.” Certain capitalized terms used in this Agreement are defined in Section 9.03.

RECITALS

WHEREAS, on the terms and subject to the conditions of this Agreement and in accordance with Part XVI of the Companies Act (as amended) of the Cayman Islands (the “CICA”), Parent and the Company intend to enter into a transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving company (as defined in the CICA) (the “Surviving Company”);

WHEREAS, the Company Board has established the Special Committee and delegated to the Special Committee authority to, among other things, develop, assess and negotiate the terms of a potential transaction with Parent and to make a recommendation to the full Company Board as to whether the Company should enter into such potential transaction;

WHEREAS, the Special Committee (i) has determined that the Per Share Merger Consideration constitutes at least (and may exceed) fair value for each Common Share (other than the Excluded Shares) under Cayman Islands laws, (ii) has determined that the terms of this Agreement, the Plan of Merger, the Merger and the other Transactions are in the best interests of the Company and (iii) subject to Section 5.04, has resolved to recommend that the Company Board (a) declare advisable and in the best interests of the Company the execution, delivery and performance of this Agreement and the Plan of Merger, the Merger and the other Transactions, (b) authorize and enter into (as applicable) this Agreement and the Plan of Merger and approve the Merger and the other Transactions and (c) subject to Section 5.04, recommend that the Company’s shareholders vote in favor of the authorization and approval (as applicable) of this Agreement and the Plan of Merger, the Merger and the other Transactions, at the Company Shareholders Meeting (this clause (iii), the “Special Committee Recommendation”);

WHEREAS, the Company Board, acting upon the Special Committee Recommendation, (i) has determined that the Per Share Merger Consideration constitutes at least (and may exceed) fair value for each Common Share (other than the Excluded Shares) under Cayman Islands law, (ii) has determined that the terms of this Agreement, the Plan of Merger, the Merger and the other Transactions are in the best interests of the Company, (iii) has approved and declared advisable the execution, delivery and performance of this Agreement and the Plan of Merger, the Merger and the other Transactions, and (iv) subject to Section 5.04, determined to recommend that the Company’s shareholders vote in favor of the authorization and approval (as applicable) of this Agreement and the Plan of Merger, the Merger and the other Transactions, at the Company Shareholders Meeting;

WHEREAS, the Parent Board and the Merger Sub Board have each approved this Agreement and the Plan of Merger and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger and to consummate the Transactions;

WHEREAS, the Merger Sub Board has recommended authorization and approval (as applicable) of this Agreement and the Plan of Merger by Parent, as its sole shareholder;

WHEREAS, as of the Agreement Date, the Company has received written confirmation from the lenders under certain of its Debt Documents as set forth in Schedule A that the entering into this Agreement and the consummation of the Transactions will not breach or result in a “Default” or an “Event of Default” under the applicable Debt Document or result in any acceleration of or increase in the amount of any payments payable by the Company or any Company Related Party under the applicable Debt Document (each, a “Debt Document Waiver”), and each Debt Document Waiver has not been withdrawn, modified or terminated as of the date hereof;

WHEREAS, concurrently with the execution of this Agreement and as an inducement to Parent’s willingness to enter into this Agreement, the Sponsors (or the applicable Affiliates thereof party thereto), the Founders, ASCN Investments Ltd, OSC Investments Ltd and the other holders of Common Shares party thereto (the “Rollover Shareholders”) have entered into a rollover and support agreement (the “Rollover and Support Agreement”), pursuant to which, (i) the Rollover Shareholders will (a) vote all Rollover Shares beneficially owned by them in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, and (b) agree, upon the terms and subject to the conditions in the Rollover and Support Agreement, to receive shares in Parent as consideration for the contribution of the Rollover Shares held directly or indirectly by the Rollover Shareholders into Parent and (ii) Parent will issue to each Rollover Shareholder shares of Parent in exchange as further specified in, and delivered in accordance with, the Rollover and Support Agreement (the “Rollover”);

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent has received from the Sponsors (or the applicable Affiliates thereof party thereto) the equity commitment letters (the “Equity Commitment Letters”) committing, subject to the terms and conditions set forth therein, to provide financing in the amounts and on the terms set forth therein (the “Financing”); and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants, and agreements in connection with the Merger and also to proscribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein and intending to be legally bound, the Parties agree as follows:

Article I
THE MERGER

Section 1.01     The Merger. On the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the CICA, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, Merger Sub shall cease to exist and will be struck off the Register of Companies in the Cayman Islands and the Company shall continue as the Surviving Company and become a wholly owned Subsidiary of Parent.

Section 1.02     Closing. The closing (the “Closing”) of the Merger shall take place (i) by electronic exchange of documents and signatures at 10:00 a.m., Eastern time, as soon as practicable (and, in any event, within three Business Days) following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), or (ii) at such other place, time and date as may be agreed in writing by Parent and the Company; provided, that in the event the Company receives written notice from any lender under its Debt Documents that a Debt Document Waiver is no longer in effect or that an “Event of Default” under any of the Company’s Debt Documents has occurred (such event, a “Specified Event”), then Parent and Merger Sub shall not be required to effect the Closing prior to the date that is 30 days following the date that the Company provides Parent with notice of a Specified Event (such 30 day period, the “Specified Event Period”) unless Parent provides written notice to the Company of its intention to close on an earlier date during the Specified Event Period, in which such case, the Closing shall occur on the third Business Day following such written notice. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.03     Effective Time. Upon the terms and subject to the conditions set forth herein, on the Closing Date, the Company, Parent and Merger Sub shall (a) cause the Plan of Merger to be duly executed and filed with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICA, and (b) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the CICA in connection with the Merger. The Merger shall become effective on the date as specified in the Plan of Merger in accordance with the CICA (such date and time, the “Effective Time”).

Section 1.04     Effects of the Merger. At the Effective Time, the Merger shall have the effects specified in the Plan of Merger and the CICA. Without limiting the generality of the foregoing, and subject thereto, at the

Effective Time, the Surviving Company shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all Contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICA.

Section 1.05     Memorandum and Articles of Association. At the Effective Time, in accordance with the Plan of Merger, the memorandum and articles of association of Merger Sub in the form annexed to the Plan of Merger at the time of filing with the Registrar of Companies of the Cayman Islands, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the Surviving Company until thereafter amended in accordance with applicable Law and such memorandum and articles of association; provided that at the Effective Time, (a) all references to the name of the Surviving Company shall be amended to “Arco Platform Limited”; and (b) such memorandum and articles of association shall include such indemnification, advancement of expenses and exculpation provisions as required by Section 6.04.

Section 1.06     Directors and Officers of Surviving Company. The directors of Merger Sub immediately prior to the Effective Time, together with any directors of the Company that Parent appoints at the Effective Time (subject to the agreement of such Persons to serve as directors of the Surviving Company), will be the directors of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Company, until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be. If at any time after the Effective Time, the Surviving Company determines, in its sole discretion, or is advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Company will be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such companies or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

Article II
EFFECT ON THE SHARE CAPITAL OF THE CONSTITUENT ENTITIES; EXCHANGE OF CERTIFICATES

Section 2.01     Effect on Share Capital. At the Effective Time, by virtue of the Merger and the other Transactions, and without any action on the part of the Company, Parent, Merger Sub or the holders of any securities of the Company:

(a)     Each Common Share owned by the Company as a treasury share as of immediately prior to the Effective Time, will be cancelled, be no longer outstanding, and will automatically cease to exist, and no consideration will be delivered in exchange therefor.

(b)     Each Common Share that is owned directly by Parent and each Common Share owned directly by any direct or indirect wholly owned Subsidiary of the Company, in each case, as of immediately prior to the Effective Time, will be cancelled, be no longer outstanding, and will automatically cease to exist, and no consideration will be delivered in exchange therefor.

(c)     Each Common Share issued and outstanding immediately prior to the Effective Time (other than (i) any securities expressly contemplated by Section 2.04 hereof (other than the Common Shares referenced in the last sentence of each of Section 2.04(a)(i), 2.04(a)(ii) and 2.04(b)(i) hereof, respectively), (ii) Excluded Shares, which will be treated in accordance with Section 2.01(a) and Section 2.01(b), as applicable, and (iii) Dissenting Shares (as defined below), which will be treated in accordance with Section 2.03, but (iv) including any holdback Common Shares that are issuable to the former shareholders of INCO Limited under the Isaac EPA, which shall be treated for purposes of this Section 2.01 as issued and outstanding immediately prior to the Effective Time) will be cancelled, be no longer outstanding, and will automatically cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such Common Shares (each, a “Certificate”) and each holder of evidence in book-entry form that immediately prior to the Effective Time represented any such Common Shares (“Book-Entry Shares”), will cease to have any rights with respect thereto, except the right to receive $14.00 in cash per Common Share without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.02; and

(d)     Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value $0.00005 per share, of the Surviving Company. Such ordinary shares in the Surviving Company shall constitute the only issued and outstanding shares of the Surviving Company, which shall be reflected in the register of members of the Surviving Company.

Section 2.02     Exchange of Certificates; Payment Fund.

(a)     Paying Agent. Prior to the Effective Time, Merger Sub will, at its sole cost and expense, appoint a bank or trust company, the identity and the terms of appointment of which to be reasonably acceptable to the Company, to act as paying agent (the “Paying Agent”) for the payment and delivery of the aggregate amount of Per Share Merger Consideration payable pursuant to this Article II (the “Aggregate Merger Consideration”). On the Closing Date, Parent will cause Merger Sub to deposit with the Paying Agent for payment in accordance with this Article II through the Paying Agent, cash sufficient to pay the Aggregate Merger Consideration. All such cash deposited with the Paying Agent is hereinafter referred to as the “Payment Fund.”

(b)     Letter of Transmittal. As promptly as reasonably practicable after the Effective Time (but in any event within three (3) Business Days thereafter), the Surviving Company will cause the Paying Agent to mail, or otherwise provide in the case of Book-Entry Shares, to each holder of record of Common Shares in respect of which the Per Share Merger Consideration is payable pursuant to Section 2.01(c) (i) a form of letter of transmittal in such form and containing such other provisions as Parent may reasonably designate and as are reasonably acceptable to the Company prior to the Effective Time (with the Company’s consent thereto not to be unreasonably withheld, conditioned or delayed) (the “Letter of Transmittal”) and which specifies that delivery of such Common Shares will be effected and risk of loss and title will pass (A) with respect to such Common Shares evidenced by Certificates, only upon the proper delivery of the applicable Certificates and validly executed Letter of Transmittal to the Paying Agent (and such other documents as the Paying Agent may reasonably request) and (B) with respect to Book-Entry Shares, only upon proper delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request); and (ii) instructions for effecting the surrender of Book-Entry Shares or Certificates in exchange for the applicable Per Share Merger Consideration payable in respect of the Common Shares represented thereby.

(c)     Merger Consideration Received in Connection with Exchange. Upon (i) in the case of Common Shares represented by a Certificate (or affidavits of loss in lieu of the Certificate, as provided in Section 2.02(i)), the surrender of such Certificate for cancellation to the Paying Agent together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, or (ii) in the case of Common Shares held as Book-Entry Shares, the receipt of an “agent’s message” by the Paying Agent, in each case, together with such other documents as reasonably may be required by the Paying Agent, the holder of such Certificate or Book-Entry Shares will be entitled to receive in exchange therefor the consideration payable in respect of the Common Shares previously represented thereby pursuant to Section 2.01. In the event of a transfer of ownership of a Certificate or Book-Entry Shares that has not been registered in the transfer records of the Company, any Per Share Merger Consideration payable in respect of the Common Shares previously represented thereby may be paid to the transferee or transferees if the Certificate or Book-Entry Share representing such prior Common Shares is presented to the Paying Agent (or, in the case of Book-Entry Shares, proper evidence of such transfer) accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable share transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.02(c), each Certificate and Book-Entry Share, including any prior Common Shares represented thereby, will, at any time from and after the Effective Time, represent only the right to receive upon such surrender the consideration that the holder of such Certificate or Book-Entry Share is entitled to receive from the Paying Agent or the Surviving Company in respect of the prior Common Shares represented thereby pursuant to this Section 2.02(c). No interest will be paid or accrued on the cash payable upon surrender of the Certificates or Book-Entry Shares.

(d)     No Further Ownership Rights in Common Shares. The Per Share Merger Consideration, when actually paid in accordance with the terms of this Article II in respect of each cancelled Common Share, will be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Common Share. From and after the Effective Time, there will be no further registration of transfers on the share transfer books of the Surviving Company of Common Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates (or Book-Entry Shares) representing Common Shares outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Common Shares, except as otherwise provided for in this Agreement (including Section 2.01(c)) or by applicable Law. If, after the Effective Time, any Certificates formerly representing Common Shares (or Common Shares held in book-entry form) are presented to Parent, the Surviving Company, or the Paying Agent for any reason, they will be cancelled as provided in this Article II, with the holder thereof entitled to receive the Per Share Merger Consideration payable in respect of the Common Shares represented thereby pursuant to Section 2.01 and, in the case of Dissenting Shares, subject to applicable Law.

(e)     Termination of Payment Fund. Any portion of the Payment Fund (including any interest or any other amounts received with respect thereto) that remains undistributed to the holders of Common Shares on the date that is 12 months after the Effective Time may, upon Parent’s request, be delivered to the Surviving Company (or its designee), and after any such delivery, any holder of a Common Share (other than the Excluded Shares) who has not theretofore complied with this Article II will thereafter look only to the Surviving Company (subject to abandoned property, escheat or other similar Laws) for payment of its claim for the Per Share Merger Consideration payable with respect thereto, without any interest thereon.

(f)     No Liability. None of the Surviving Company, Parent, Merger Sub, or the Paying Agent will be liable to any Person in respect of any portion of the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat, or similar Law. Any other provision of this Agreement notwithstanding, any portion of the Aggregate Merger Consideration to be paid in accordance with this Article II that remains undistributed to the holders of Certificates or Book-Entry Shares immediately prior to the date on which such portion of the Aggregate Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, will, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interests of any person previously entitled thereto.

(g)     Investment of Payment Fund. The Paying Agent will invest any cash in the Payment Fund if and as directed by Parent or the Surviving Company. Any interest and other income resulting from such investments will be paid to, and be the property of, the Surviving Company. No investment losses resulting from any investment of the Payment Fund will diminish the rights of any of the Company’s shareholders to receive the portion of the Aggregate Merger Consideration payable to them. To the extent there are losses with respect to such investments or (subject to Section 2.02(e)) the Payment Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate funds required to be paid pursuant to the terms of this Agreement, the Surviving Company will promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient to make such cash payments.

(h)     Withholding Rights. Each of Parent, the Company, Merger Sub, the Surviving Company and the Paying Agent (without duplication) will be entitled to deduct and withhold from any amounts payable to any Person pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable Law. Amounts so withheld and paid over to the appropriate taxing authority will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Notwithstanding anything to the contrary in this Agreement, all compensatory amounts subject to payroll reporting and withholding (including, for clarity, an amount in cash equal to the sum of all Withholding Amounts) shall be paid by the Company or the Applicable Subsidiary through the applicable payroll system in accordance with applicable payroll procedures.

(i)     Lost Certificates. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in such amount as Parent or the Paying Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Paying Agent (or, if subsequent to the termination of the Payment Fund and subject to Section 2.02(e), the Surviving Company) will deliver, in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration deliverable in respect of each Common Share represented thereby, pursuant to this Agreement.

Section 2.03     Dissenter’s Rights.

(a)     Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICA, Common Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who shall have validly exercised and perfected and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the CICA (collectively, the “Dissenting Shares,” and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to exercise the rights conferred by Section 238 of the CICA, reduced by all applicable withholding Taxes, if any, withheld in accordance with Section 2.02(h).

(b)     For the avoidance of doubt, all Common Shares held by Dissenting Shareholders who shall have not exercised or perfected or who shall have effectively withdrawn or lost their dissenter rights under Section 238 of the CICA shall thereupon not be Dissenting Shares and shall be cancelled and cease to exist as of the Effective Time, in consideration of the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.02. Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders who have not exercised or perfected or who shall have effectively withdrawn or lost such dissenter rights under Section 238 of the CICA.

(c)     The Company shall give Parent (i) prompt notice (and in any event within 48 hours of receipt) of any notices of objection, notices of approvals, notice of dissent or demands for appraisal or written offers, under Section 238 of the CICA received by the Company, attempted withdrawals of such notices, demands or offers, and any other instruments served pursuant to applicable Law of the Cayman Islands and received by the Company relating to its shareholders’ rights to dissent from the Merger or appraisal rights, and (ii) to the extent permitted by applicable Law, the opportunity to direct all negotiations and proceedings with respect to any such notice or demand for appraisal under the CICA. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, voluntarily make any offers or agree to any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d)     In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to Section 238(2) of the CICA, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to Section 238(4) of the CICA within twenty (20) days of obtaining the Company Shareholder Approval.

Section 2.04     Treatment of Company Equity Awards.Effective as of immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, any holder of a Company Equity Award, or any other Person, the Company Equity Awards then outstanding will be treated as provided in this Section 2.04.

(a)     Company RSUs.

(i)     Vested Company RSUs. Each award of Company RSUs that is outstanding and vested but unsettled as of immediately prior to the Effective Time shall be settled and delivered into a number of Common Shares equal to (x) the number of Common Shares subject to such Company RSU award immediately prior to the Effective Time less (y) a number of Common Shares with a value (based on the Per Share Merger Consideration) equal to all applicable Withholding Amounts (such net amount of Common Shares, the “Net RSU Consideration”), subject to the terms and conditions as set forth in the Company Share Plan and the applicable award agreement; provided, that the Company (subject to the reasonable consent of Parent, which consent (i) shall not be unreasonably withheld, conditioned or delayed, and (ii) if so withheld by Parent, will be communicated to the Company prior to Closing) may identify certain holders of vested Company RSUs who may, at the election of such holder of vested Company RSUs

(by delivery of a written notice to the Company and Parent, no later than fifteen (15) Business Days prior to the Company Shareholder Meeting), elect for all or a portion of their Common Shares (including the Net RSU Consideration) to be contributed to Parent in exchange for shares of Parent with a value equal to the Common Shares so contributed to Parent, in accordance with the terms of such holder’s Incentive Rollover Agreement, as of immediately prior to the Effective Time. Any portion of the Common Shares not contributed to Parent in accordance with the proviso to the preceding sentence shall, upon the Effective Time, be treated in accordance with Section 2.01(c).

(ii)     Unvested Company RSUs with Acceleration Provision. Each award of Company RSUs that is outstanding and unvested as of immediately prior to the Effective Time and which is subject to accelerated vesting upon the consummation of the Merger and the other Transactions is set forth on Section 2.04(a)(ii) of the Company Disclosure Letter (the “Accelerating Company RSUs”). As of immediately prior to the Effective Time, each such award of Accelerating Company RSUs shall automatically become fully vested and shall be settled and delivered into such holder’s applicable Net RSU Consideration (determined based on the number of Common Shares subject to such Company RSU award), subject to the terms and conditions as set forth in the Company Share Plan and the applicable award agreement; provided, that the Company (subject to the reasonable consent of Parent, which consent (i) shall not be unreasonably withheld, conditioned or delayed and (ii) if so withheld by Parent, will be communicated to the Company prior to Closing) may identify certain holders of Accelerating Company RSUs who may, at the election of such holder of Accelerated Company RSUs (by delivery of a written notice to the Company and Parent, no later than fifteen (15) Business Days prior to the Company Shareholder Meeting), elect for all or a portion of their Common Shares (including the Net RSU Consideration) to be contributed to Parent in exchange for shares of Parent with a value equal to the Common Shares so contributed to Parent, in accordance with the terms of such holder’s Incentive Rollover Agreement, as of immediately prior to the Effective Time. Any portion of the Common Shares not contributed to Parent in accordance with the proviso to the preceding sentence shall, upon the Effective Time, be treated in accordance with Section 2.01(c).

(iii)     Unvested Company RSUs without Acceleration Provision. Each award of Company RSUs that is outstanding and unvested as of immediately prior to the Effective Time and which is not subject to accelerated vesting upon the consummation of the Merger and the other Transactions is set forth on Section 2.04(a)(iii) of the Company Disclosure Letter. Each such award of Company RSUs shall be migrated at the Effective Time into an award of restricted share units under the New Share Plan with an aggregate value (as determined under the New Share Plan) as of the Closing equal to (x) the number of Common Shares subject to such award of Company RSUs immediately prior to the Effective Time, multiplied by (y) the Per Share Merger Consideration, which award shall continue to vest on the same vesting schedule that applied to the corresponding unvested Company RSUs as of immediately prior to the Effective Time, subject to the holder’s continued service as a Service Provider through the applicable vesting periods and any other terms and conditions as set forth in the Company Share Plan, the New Share Plan and the applicable award agreement.

(b)     Company Options.

(i)     Vested Options. Each award of Company Options that is outstanding and vested as of immediately prior to the Effective Time (each, a “Vested Option”) shall be, upon exercise by the holder, settled and delivered into (x) a number of Common Shares with a value equal to (I) the excess (if any) of (i) the Per Share Merger Consideration, over (ii) the exercise price per share of such Vested Option, multiplied by (II) the number of Common Shares subject to such Vested Option immediately prior to the Effective Time, less (y) a number of Common Shares with a value (based on the Per Share Merger Consideration) equal to the applicable Withholding Amount (the “Net Option Consideration”). Notwithstanding the foregoing, the Company (subject to the reasonable consent of Parent, which consent (i) shall not be unreasonably withheld, conditioned or delayed and (ii) if so withheld by Parent, will be communicated to the Company prior to Closing) may identify certain holders of Vested Options who may, at the election of such holder of Vested Options (by delivery, no later than fifteen (15) Business Days prior to the Company Shareholder Meeting, of a written notice of such election to the Company and Parent) elect for the Vested Options to be migrated at the Effective Time into an option award under the New Share Plan in accordance with Section 2.04(b)(iii); provided, that if the exercise price per share of any such Vested Option is equal to or greater than the Per Share Merger Consideration, such Vested Option shall be cancelled without any payment (or replacement option award) being made in respect thereof. Any portion of the Net Option Consideration attributable to Vested Options that are not migrated at the Effective Time into an option award under the New Share Plan in accordance with Section 2.04(b)(iii) in accordance with the preceding sentence shall, upon the Effective Time, be treated in accordance with Section 2.01(c).

(ii)     Unvested Options. Each award of Company Options that is outstanding and unvested as of immediately prior to the Effective Time (each, an “Unvested Option”) shall be migrated at the Effective Time into an option award under the New Share Plan in accordance with Section 2.04(b)(iii); provided, that if the exercise price per share of any such Unvested Option is equal to or greater than the Per Share Merger Consideration, such Unvested Option shall be cancelled without any payment (or replacement option award) being made in respect thereof.

(iii)     Option Migration. Any award of Vested Options or Unvested Options migrated into an option award under the New Share Plan (each, a “Migrated Option”) shall, in each case, represent a number of shares of Parent and have an exercise price per share preserving the intrinsic value of the Migrated Option immediately prior to Closing, as determined equitably and in good faith by the Company and Parent. Each Migrated Option shall otherwise be subject to the terms and conditions of the original Vested Option or Unvested Option, as applicable, consistent with the Company Share Plan, the New Share Plan and the applicable award agreement.

(c)     No Further Rights in Company Equity Awards. Each holder of a Company Equity Award will cease to have any rights with respect thereto, except the right to receive the applicable consideration in respect thereof pursuant to this Section 2.04.

(d)     Company Actions. Promptly after the Agreement Date, the Company and the Company Board will take all actions necessary or appropriate under the Company Equity Plans and the Law or as reasonably may be requested by Parent (including to amend the applicable Company Equity Plan, and obtain any consents (other than consents from individual holders of Company RSUs) and pass any resolutions as and when necessary), in order to effectuate the treatment of the Company Equity Awards as contemplated by this Section 2.04.

Section 2.05     Treatment of Convertible Notes. At the Effective Time, without any action on the part of Parent, Merger Sub, the Company, any holder of a Convertible Note or any other Person, each Convertible Note shall remain outstanding.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article III are true and correct (i) other than with respect to the representations set forth in Section 3.01, Section 3.02(a), Section 3.03, Section 3.04, Section 3.19 and Section 3.20, except as set forth in the Company SEC Documents furnished or filed and publicly available after January 1, 2021 and prior to the Agreement Date (the “Previously Filed Company SEC Documents”), in each case excluding any disclosures contained in any “risk factor” or “forward-looking statements” sections of the Previously Filed Company SEC Documents (other than statements of historical fact contained therein) or that otherwise comprise forward-looking statements, statements of risk, or are cautionary or predictive in nature, and (ii) except as set forth in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”).

Section 3.01     Organization, Standing and Power. Each of the Company and the Company Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except in the case of the Company Subsidiaries where the failure to be so organized, exist or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has all requisite corporate or similar power and authority to conduct its businesses as presently conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has Made Available accurate and complete copies of the memorandum and articles of association of the Company in effect as of the Agreement Date (the “Company Articles of Association”), and the Company Articles of Association as so Made Available have not been further amended or otherwise modified.

Section 3.02     Company Subsidiaries.

(a)     All of the outstanding share capital or voting securities of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, by a Company Subsidiary or by the Company and a Company Subsidiary, free and clear of all Liens, excluding Permitted Liens.

(b)     Except for the share capital and voting securities of, and other equity interests in, the Company Subsidiaries and the Minority Investments, neither the Company nor any Company Subsidiary owns, directly or indirectly, any share capital or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any share capital or voting securities of, or other equity interests in, any Person.

(c)     Section 3.02(c) of the Company Disclosure Letter sets forth a true and complete list of each Company Subsidiary and each Minority Investment of the Company as of the Agreement Date, together with (i) the jurisdiction of organization or formation of each such Company Subsidiary or Minority Investment, and (ii) the percentage of the outstanding issued shares, issued share capital or registered capital, as the case may be, of each such Company Subsidiary or Minority Investment owned or otherwise held by the Company or a Company Subsidiary.

Section 3.03     Capital Structure.

(a)     The authorized share capital of the Company consists of (i) 500,000,000 Class A common shares, par value $0.00005 per share (the “Class A Common Shares”), (ii) 250,000,000 Class B common shares, par value $0.00005 per share (the “Class B Common Shares” and, together with the Class A Common Shares, the “Common Shares”), and (iii) 250,000,000 undesignated shares, par value $0.00005. At the close of business on August 8, 2023 (the “Capitalization Time”), (i) 38,939,254 Class A Common Shares were issued and outstanding; (ii) 27,400,848 Class B Common Shares were issued and outstanding; (iii) 0 Common Shares were held in the Company’s treasury; (iv) 179,745 Common Shares were reserved and available for the grant of future awards pursuant to the Company Share Plan; (v) 0 Common Shares were reserved and available for the grant of future awards pursuant to the Company Share Option Plan; (vi) 755,695 Common Shares were underlying outstanding Company Options; (vii) 2,134,691 Common Shares were issuable upon the vesting or settlement of outstanding Company RSUs; and (viii) senior notes due 2028 bearing an 8% interest per annum and convertible into Class A Common Shares in aggregate principal amount of $150,000,000 were issued and outstanding.

(b)     Except as set forth in Section 3.02(a), Section 3.02(c), Section 3.03(a), at the Capitalization Time, there are no issued, reserved for issuance or outstanding: (i) capital shares, voting securities, voting Indebtedness, or ownership interests in the Company or any Company Subsidiary, (ii) securities or Indebtedness issued by the Company or a Company Subsidiary that are convertible into or exchangeable for capital shares, voting securities, voting Indebtedness, or ownership interests in the Company or any Company Subsidiary, (iii) warrants, calls, options or other rights to acquire from the Company or a Company Subsidiary, or other obligation of the Company or a Company Subsidiary to issue, any capital shares, voting securities, voting Indebtedness, or securities convertible into or exchangeable for capital shares, voting securities or voting Indebtedness of the Company or a Company Subsidiary, or (iv) restricted share units, restricted shares, stock options, share appreciation rights, performance units, contingent value rights, “phantom” shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital shares or voting securities of the Company or any Company Subsidiary (the foregoing (i) – (iv), a “Company Equity Related Obligation”). Since the Capitalization Time, neither the Company nor any Company

Subsidiary has issued any Common Shares or otherwise entered into any Company Equity Related Obligation, except as specifically permitted in Section 5.01(b).

(c)     All outstanding Common Shares are, and, at the time of issuance, all Common Shares that may be issued upon the vesting or settlement of Company Equity Awards will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, Law or any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the CICA, the Company Articles of Association or any Contract to which the Company is a party or otherwise bound.

(d)     Since the Capitalization Time, except for acquisitions or deemed acquisitions of Common Shares in connection with the withholding of Taxes in connection with the Company Equity Awards, neither the Company nor any Company Subsidiary has repurchased, redeemed or otherwise acquired any share capital or voting securities of, or other equity interests in, the Company (including Common Shares) or any Company Equity Related Obligation.

Section 3.04     Authority; Execution and Delivery; Enforceability.

(a)     The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Plan of Merger, to perform its obligations hereunder and thereunder, and to consummate the Merger and the other Transactions, subject to the receipt of the Company Shareholder Approval.

(b)     As of the Agreement Date, the Special Committee comprises four members of the Company Board, each of whom the Company Board determined is disinterested in the Transactions and qualifies as an “independent director” (as such term is defined in Section 5605(a)(2) of the Nasdaq Rules). The Special Committee has been duly authorized and constituted and at a meeting duly called and held has (i) determined that the Per Share Merger Consideration constitutes at least (and may exceed) fair value for each Common Share (other than the Excluded Shares) under Cayman Islands laws, (ii) determined that the terms of this Agreement, the Plan of Merger, the Merger and the other Transactions are in the best interests of the Company and (iii) subject to Section 5.04, resolved to make the Special Committee Recommendation to the Company Board.

(c)     The Company Board, acting upon the Special Committee Recommendation, at a meeting duly called and held, has (i) determined that the Per Share Merger Consideration constitutes at least (and may exceed) fair value for each Common Share (other than the Excluded Shares) under Cayman Islands laws, (ii) determined that the terms of this Agreement, the Plan of Merger, the Merger and the other Transactions are in the best interests of the Company, (iii) approved and declared advisable the execution, delivery and performance of this Agreement and the Plan of Merger, the Merger and the other Transactions, and (iv) subject to Section 5.04, determined to recommend that the Company’s shareholders vote in favor of the authorization and approval (as applicable) of this Agreement and the Plan of Merger, the Merger and the other Transactions, at a duly held meeting of such holders for such purpose (the “Company Shareholders Meeting”).

(d)     Except for any Adverse Recommendation Change made after the Agreement Date and in accordance with Section 5.04, the resolutions and determinations of the Special Committee and the Company Board referenced in this Section 3.04 have not been amended or withdrawn.

(e)     Except for the Company Shareholder Approval, no other corporate proceedings on the part of the Company, its Subsidiaries or its shareholders are necessary to authorize and approve (as applicable) this Agreement and the Plan of Merger or to consummate the Transactions (except for executing and delivering the Plan of Merger and the filing of the Schedule 13E-3, which will include the Proxy Statement as an exhibit, with the SEC).

(f)     The Company has duly executed and delivered this Agreement, and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 3.05     No Conflicts; Consents.

(a)     The execution and delivery by the Company of this Agreement and the Plan of Merger does not, and the performance by it of its obligations hereunder and thereunder and the consummation of the Merger and the other Transactions will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Company Articles of Association or the comparable charter or organizational documents of any Company Subsidiary (assuming that the Company Shareholder Approval is obtained), (ii) assuming compliance with the matters referred to in Section 3.05(b), contravene, conflict with or result in a violation or breach of any Law (including any rule of Nasdaq) or Judgment, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Company Shareholder Approval is obtained), (iii) assuming compliance with the matters referred to in Section 3.05(b), require any payment to or consent or other action by, or notice to, any Person under, constitute a breach or default (or constitute an event that, with or without notice or lapse of time or both, would constitute a breach or default) under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of the Company Subsidiaries is entitled under any provision of any Material Contract or any material Permit of the Company or any of the Company Subsidiaries, or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of the Company Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)     No Permit of or from any Governmental Entity is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or the Plan of Merger, its performance of its obligations hereunder or thereunder, or the consummation of the Merger and the other Transactions, other than (i) (A) the filing by the Company with the SEC of the Schedule 13E-3, which will include the Proxy Statement (as defined below) as an exhibit, and (B) such other compliance by the Company with the Exchange Act, the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Plan of Merger, the Merger and the other Transactions; (ii) filing with the Registrar of Companies of the Cayman Islands the Plan of Merger and any other certificates, documents, declarations, undertakings and confirmations, and payment of such fees, as may be required to be filed and paid pursuant to section 233 of the Companies Act (as amended) of the Cayman Islands to effect the Merger; (iii) compliance with the Nasdaq rules and regulations, (iv) the consents, approvals, authorizations or permits of, or filings with or notifications to, the Governmental Entities set forth in Section 3.05(b) of the Company Disclosure Letter (collectively, the “Requisite Regulatory Approvals”); and (v) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.06     Company SEC Documents; Controls.

(a)     The Company has filed with or furnished to the SEC and Made Available to Parent (to the extent that full, complete and unredacted copies have not been published on the SEC’s EDGAR site), all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company since December 31, 2021 (collectively, together with any documents furnished with the SEC during such period by the Company on a Current Report on Form 6-K, and any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”). The Company has Made Available to Parent true and complete copies of all comment letters from the staff of the SEC relating to the Company SEC Documents containing unresolved comments and all written responses of the Company thereto and, except as set forth therein, to the Company’s Knowledge, no Company SEC Document is the subject of ongoing SEC review, comment or investigation and there are no outstanding or unresolved comments received from the SEC with respect to any Company SEC Document.

(b)     Each Company SEC Document (i) at the time filed with or furnished to the SEC or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto (or in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, as of their respective effective dates), complied in all material respects with the requirements of Nasdaq, the Sarbanes-Oxley Act of 2002, as amended, the Exchange Act, and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed with or furnished to the SEC (or became effective in the case of registration statements or if amended or superseded by a filing or amendment prior to the Agreement Date, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated

therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)     The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) consistently applied, (ii) that transactions are executed only in accordance with the authorization of management, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and the Company Subsidiaries’ properties or assets. The Company’s management has not identified or disclosed to the Company’s auditors or audit committee, and to the Company’s Knowledge the Company’s independent financial auditor has not identified (i) any significant deficiencies or material weaknesses in the design or operation of internal controls that are reasonably likely to adversely affect the Company’s ability to record, process, summarize or report financial information or (ii) any fraud, whether or not material, that involves management who has a significant role in internal controls. To the Company’s Knowledge, no material weakness exists with respect to the Company’s system of internal control over financial reporting that would be required to be disclosed by the Company pursuant to Item 308(a)(3) of Regulation S-K promulgated by the SEC.

(d)     The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by the Company are designed to provide reasonable assurance that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(e)     The Company is not a party to, nor does it have any obligation or other commitment to become a party to, “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company SEC Documents.

(f)     None of the Company Subsidiaries is, or has ever been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

Section 3.07     Financial Statements; No Undisclosed Liabilities.

(a)     Each of the consolidated financial statements of the Company included in the Company SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with IFRS (except, in the case of unaudited statements) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and consolidated Company Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal year-end audit adjustments).

(b)     There are no Liabilities of the Company or any of the Company Subsidiaries of a type required by the IFRS to be recorded as a liability on a consolidated balance sheet of the Company or in the notes thereto, other than: (i) Liabilities disclosed and reserved for on the Company Balance Sheet, (ii) Liabilities incurred after the Company Balance Sheet Date in the ordinary course of business (excluding Liabilities arising out of any breach of or default under a Contract or violation of Law), (iii) obligations expressly contemplated by, and fees and expenses payable to the Company’s external Representatives for services rendered in connection with, this Agreement and the Transactions, (iv) Liabilities for performance required under Contracts of the Company or a Company Subsidiary existing as of the Agreement Date or entered into after the Agreement Date as permitted under Section 5.01 (excluding Liabilities arising out of any breach or default under such Contracts), and (v) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.08     Information Supplied.

(a)     Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s shareholders in connection with the Transactions, including the Schedule 13E-3, which will include the Proxy Statement as an exhibit, to be filed with the SEC in connection with the Merger, and any amendments or supplements thereto or document incorporated by reference therein (collectively, the “Company Disclosure Documents”), when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act.

(b)     Each Company Disclosure Document, at the time of the filing of such Company Disclosure Document or at the time of the filing of any amendment or supplement thereto and the time of such distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)     No representation is made by the Company or any of its Affiliates in this Section 3.08 or otherwise with respect to statements made or incorporated by reference therein based on information supplied by Parent, Merger Sub, the Rollover Shareholders or any of their respective Affiliates for inclusion or incorporation by reference therein.

Section 3.09     Absence of Certain Changes or Events. From the Company Balance Sheet Date until the Agreement Date (a) except for discussions, negotiations and activities related to this Agreement, the business of the Company and the Company Subsidiaries has been conducted in all material respects in the ordinary course consistent with past practices and (b) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. From the Company Balance Sheet Date until the Agreement Date, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Closing without Parent’s consent, would constitute a breach of Section 5.01.

Section 3.10     Compliance with Laws; Permits.

(a)     The Company and each of its Subsidiaries are, and since January 1, 2021, have been, in compliance with all Laws applicable to the Company or any of its Subsidiaries, except as would not reasonably be expected to have a Company Material Adverse Effect. The Company and each of its Subsidiaries hold, and since January 1, 2021, have held, all licenses, franchises, permits, certificates, approvals, authorizations and registrations from Governmental Entities (collectively, “Permits”) necessary for the lawful conduct of their respective businesses and all such Permits are in full force and effect and no suspension or cancellation of any material Permit is pending, or to the Company’s Knowledge, threatened, except where the failure to hold the same or the failure of the same to be in full force and effect, or the suspension or cancellation of any of the Permits, would not reasonably be expected to have a Company Material Adverse Effect. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries is in compliance with the conditions (condicionantes) of such Person’s material Permits.

(b)     Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is a party to, and no share, security or material asset of the Company or any of its Subsidiaries is subject to, any order, consent decree, any agreement or settlement with any Governmental Entity, under which it has any ongoing obligations or restrictions, with respect to any actual or alleged violation of any applicable Law.

(c)     The Company, each of its Subsidiaries, and, to the Knowledge of the Company, each of their respective directors, officers and employees has, since January 1, 2021, complied with all applicable Specified Business Conduct Laws, except as would not reasonably be expected to have a Company Material Adverse Effect.

(d)     Except as would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2021, neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any of their respective directors, officers or employees has been, subject to any actual, pending or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, formal investigations, proceedings, demand letters, settlements or enforcement actions, or made any disclosures to any Governmental Entity, involving the Company or any of its Subsidiaries, in any way relating to any applicable Specified Business Conduct Laws.

(e)     Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any of their respective directors, officers or employees is a Sanctioned Person.

(f)     Except as would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2021, neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any of their respective directors, officers or employees has engaged in any dealings, transactions, activity or conduct with, involving or for the benefit of, any Sanctioned Person in violation of the Specified Business Conduct Laws.

Section 3.11     Litigation. There is no Action pending or, to the Company’s Knowledge, threatened in writing against the Company or any Company Subsidiary or any of their respective properties or assets that, individually or in the aggregate, (a) has had or would reasonably be expected to have a Company Material Adverse Effect, (b) seeks to enjoin, restrain or prevent the Merger or the other Transactions, or (c) prevents, materially delays or materially impedes or, if decided adversely against such Person, would reasonably be expected to prevent, materially delay or materially impede, the performance by the Company of its obligations under this Agreement or the consummation of the Transactions.

Section 3.12     Taxes. Except, in each case, as would not reasonably be expected to have a Company Material Adverse Effect:

(a)     all Tax Returns required by Law to be filed with any Governmental Entity by the Company or any of the Company Subsidiaries have been timely filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, correct and complete in all respects;

(b)     each of the Company and the Company Subsidiaries has paid all Taxes due and payable by the Company and each of the Company Subsidiaries, whether or not shown on any Tax Return or adequate reserves therefor in accordance with IFRS have been provided on the applicable Financial Statements;

(c)     there is no ongoing or pending Action, or any Action threatened in writing, against the Company or the Company Subsidiaries in respect of any Taxes, and there are no Tax assessments or deficiencies with respect to the Company or any of the Company Subsidiaries that have not been paid, settled or otherwise resolved in full; no claim in writing has been made by any Governmental Entity in a jurisdiction where the Company or a Company Subsidiary does not file a Tax Return that the Company or such Company Subsidiary is subject to Taxes in that jurisdiction that would be covered by or the subject of such Tax Return;

(d)     neither the Company nor any of the Company Subsidiaries has been a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code;

(e)     the Company and each of the Company Subsidiaries have complied in all respects with all applicable Laws, in force at the applicable time relating to withholding and has timely paid over to the appropriate Governmental Entity, all Taxes that each was required to withhold from any payment (including any dividend or interest payment) to any employee, independent contractor, creditor, shareholder, vendor or other Person;

(f)     there are no Liens for Taxes on any of the assets of the Company or any of the Company Subsidiaries, other than Permitted Liens;

(g)     neither the Company nor any of the Company Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Taxes that is currently in effect;

(h)     the Company and the Company Subsidiaries have, in accordance with applicable Law, duly registered with the relevant taxing authority obtained and maintained the validity of all national and local tax registration certificates and complied in all material respects with all requirements imposed by such taxing authorities;

(i)     neither the Company nor any of the Company Subsidiaries (i) has ever been a member of an affiliated group filing a consolidated, combined, unitary, affiliated or similar Tax Return (other than a group the common parent of which was the Company or any of the Company Subsidiaries) or (ii) has any liability for Taxes of any Person (other than the Company or any of the Company Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, as a transferee or successor, or by Contract;

(j)     neither the Company nor any of the Company Subsidiaries has entered into any Tax Sharing Agreement with any Person (other than the Company or any of the Company Subsidiaries);

(k)     neither the Company nor any of the Company Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) agreement entered into with a taxing authority; (iii) installment sale made on or prior to the Closing Date; or (iv) prepaid amount received on or prior to the Closing Date; and

(l)     neither the Company nor any of the Company Subsidiaries (i) are or have ever been treated as a “United States person” for U.S. income tax purposes within the meaning of Section 7701(a)(30) of the Code, or (ii) are or have ever been engaged in a trade or business connected with the United States for purposes of Section 864 of the Code (or otherwise for U.S. income tax purposes).

Section 3.13     Employee Benefits.

(a)     Section 3.13(a) of the Company Disclosure Letter sets forth a true and complete list of all material Company Benefit Plans as of the Agreement Date (which list may reference a form of such Company Benefit Plan).

(b)     The Company has Made Available a true and complete copy of each material Company Benefit Plan in existence as of the Agreement Date (including all amendments and attachments thereto) and the following items related to each such Company Benefit Plan (in each case, to the extent applicable): (i) each trust agreement and insurance contract under each Company Benefit Plan; (ii) each summary plan description and summary of material modifications of such description; (iii) the most recently filed annual report; and (iv) all material correspondence to or from any Governmental Entity since January 1, 2021.

(c)     None of the Company or any of its Affiliates maintains, sponsors, participates in, contributes to or is obligated to contribute to, or has in the past 6 years contributed to, participated in, maintained or sponsored, or been required to contribute to or participate in or incurred any material Liability with respect to private pension or retirement plans.

(d)     Except as would not have a Company Material Adverse Effect, none of the Company or its Subsidiaries has any material obligations for post-employment health or life insurance benefits under any Company Benefit Plan (other than for continuation coverage required to be provided pursuant to applicable Law, including Section 4980B of the Code and Law No. 9,656/98 in Brazil).

(e)     Except as set forth in Section 3.13 of the Company Disclosure Letter, as set forth in Section 2.04(a) of this Agreement, neither the execution or delivery of this Agreement or the Plan of Merger nor the consummation of the Merger (alone or in combination with any other event) will (i) result in any payment becoming due under any Company Benefit Plan; (ii) increase any benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any payments or benefits under any Company Benefit Plan or to any Governmental Entity in respect of any current or former Service Provider; (iv) result in the forgiveness in whole or in part of, or accelerate the repayment date of, any outstanding loans that exist under or as part of any Company Benefit Plan; (v) result in any breach or violation of, or a default under, any Company Benefit Plan; or (vi) result in any amounts payable or benefits provided to any Service Provider to fail to be deductible for Tax purposes. Neither the Company nor any of the Company Subsidiaries has any obligation to gross-up, indemnify, or otherwise reimburse any current or former Service Provider for any Tax incurred by such Service Provider, including income Taxes.

(f)     Section 3.13(f) of the Company Disclosure Letter sets forth, as of the Capitalization Time, an accurate and complete list of each outstanding Company Equity Award, specifying (i) the type of Company Equity Award, (ii) the employee number of each holder thereof, (iii) the date of grant, (iv) the vested portion of each such Company Equity Award, (v) the exercise price of each Company Equity Award, as applicable and (vi) the vesting schedule of each such Company Equity Award and, if applicable, settlement schedule of such awards, including any accelerated vesting provisions. Each grant of a Company Equity Award was properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance in all respects with Law, recorded on the Company’s financial statements in accordance with IFRS in all material respects consistently applied, and were validly issued, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of the grant.

(g)     Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Company Benefit Plans comply in all material respects with applicable Law, (ii) all liabilities of the Company and its Subsidiaries with respect to any such Company Benefit Plans are funded to the extent required by applicable Law or the plan terms or have been accrued to the extent required by IFRS or other applicable accounting rules, and (iii) there is no pending or threatened litigation, governmental audits or investigations relating to Company Benefit Plans.

(h)     No holder of Company Equity Awards is a U.S. person for purposes of Regulation S promulgated under the Securities Act.

(i)     No Company Benefit Plan provides benefits or coverage to any Service Provider who resides or works in the United States of America.

Section 3.14     Labor Matters.

(a)     Except as disclosed on Section 3.14 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any works council or collective bargaining agreement, other union agreement or representative body of employees (e.g. CIPA) and no Company Employees have stability or job protection rights. Except as would not have a Company Material Adverse Effect, there are no labor related strikes, walkouts or other work stoppages pending or, to the Knowledge of the Company, threatened in writing, and, since January 1, 2021, neither the Company nor any of its Subsidiaries has experienced any such labor related strike, walkout or other work stoppage. To the Knowledge of the Company, there is no pending organizing campaign and no labor union or works council has made a pending written demand for recognition or certification, in each case, with respect to any employees of the Company or any of its Subsidiaries.

(b)     Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company is in compliance with all applicable Laws relating to employment, including Laws relating to discrimination, hours of work and the payment of wages (including décimo terceiro salário, when applicable), overtime wages and annual leave.

Section 3.15     Contracts.

(a)     Section 3.15(a) of the Company Disclosure Letter sets forth, as of the Agreement Date, an accurate and complete list of the following Contracts of the Company or any Company Subsidiary, and (other than any “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Company Contract”) that has been filed with the SEC in unredacted form prior to the Agreement Date) the Company has Made Available accurate and complete copies of each such Contract:

(i)     each Contract (A) that resulted in aggregate payments by the Company or the Company Subsidiaries in excess of R$5,000,000 in the Company’s fiscal year ended December 31, 2022 or (B) under which the Company or any of its Subsidiaries is contractually obligated to make payments in excess of R$5,000,000 in the aggregate after the Agreement Date;

(ii)     any Contract providing for (A) a license, covenant not to sue or other right granted by any third party under any material Intellectual Property to the Company or any of its Subsidiaries, (B) a license, covenant not to sue or other right granted by the Company or any of its Subsidiaries to any third party under any material Intellectual Property, other than agreements for off-the-shelf Software or licenses with respect to the Company brands to partner schools, (C) an indemnity of any person by the Company or any of its Subsidiaries against any charge of infringement, misappropriation, unauthorized use or violation of any material Intellectual Property right, or (D) any royalty, fee or other amount payable by the Company or any of its Subsidiaries to any person by reason of the ownership, use, sale or disposition of material Intellectual Property, in each case of clauses (A) through (D), in excess of R$200,000;

(iii)     all leases, subleases, sub-subleases and licenses to which the Company or any Company Subsidiary is a party with respect to real property (“Real Estate Leases”), in each case, that is material to the Company and its Subsidiaries taken as a whole;

(iv)     all leases of personal property involving annual payments in excess of R$10,000;

(v)     any Contract relating to the disposition by the Company or any of the Company Subsidiaries of any material business or material assets (whether by merger, sale of shares, sale of assets or otherwise) under which the Company or any Company Subsidiary has material obligations remaining to be performed or material liabilities continuing after the Agreement Date other than the sale of products or services in the ordinary course of business;

(vi)     any Contract relating to the acquisition by the Company or any of the Company Subsidiaries of any material business or assets (whether by merger, sale of shares, sale of assets or otherwise), other than purchases of supplies, inventory and equipment in the ordinary course of business, that contain any outstanding non-competition, earn-out or other contingent payment obligations or any other outstanding material obligation of the Company or any of the Company Subsidiaries;

(vii)     any Contract for a material joint venture, partnership, strategic alliance or similar agreement or arrangement (excluding licensing and collaboration agreements);

(viii)     each Contract pursuant to which any amount of Indebtedness of the Company or any of the Company Subsidiaries in excess of R$1,000,000 is outstanding or may be incurred by its terms, other than any such agreement solely between or among the Company and the wholly owned Company Subsidiaries or between or among wholly owned Company Subsidiaries;

(ix)     any Contract granting a Lien (other than a Permitted Lien) over the material property or assets of the Company or any of the Company Subsidiaries;

(x)     other than with Parent or any of its Affiliates, any shareholders’, investors rights’, registration rights or similar Contract that provides for voting obligations, registration rights, sale restrictions or transfer restrictions with respect to any equity securities or voting interests in the Company or a Company Subsidiary, providing any Person with any preemptive right, right of participation, information right or similar right with respect to any equity securities or voting interests in the Company or a Company Subsidiary, or providing the Company or a Company Subsidiary with any right of first refusal with respect to, or right to repurchase or redeem, any equity securities or voting interests in the Company or a Company Subsidiary, other than, with respect to any right to repurchase or redeem equity securities in the Company, in connection with any Company Equity Award issued under the Company Share Plan;

(xi)     any material Contract (A) containing any provision or covenant that materially limits the freedom of the Company or any of the Company Subsidiaries to (x) sell any products or services of or to any other Person or in any geographic region, (y) engage in any line of business, or (z) compete with or to obtain products or services from any Person or limiting the ability of any Person to provide products or services to the Company or any of its Subsidiaries, other than Contracts containing customary provisions restricting solicitation or hiring of employees or contractors and agreements with recruiting agencies pursuant to which such agencies are granted the exclusive right to identify candidates for employment, (B) requiring the Company or a Company Subsidiary to deal exclusively with, or to purchase its total requirements of any product or service from, a third party or that contain “take or pay” provisions or that provide rights of first refusal, first offer or similar preferential rights to any supplier, distributor or contractor, or (C) containing a “most-favored-nation,” or best pricing or other similar term or provision; and

(xii)     each Contract between the Company or any of the Company Subsidiaries, on the one hand, and, on the other hand, any (A) present executive officer or director of either the Company or any of the Company Subsidiaries, or, to the Company’s Knowledge, any of their immediate family members or any entity in which such executive officer or director or his or her immediate family member has a material economic interest (other than customary indemnification agreements with the Company’s directors and officers that are substantially consistent with the form of indemnification agreement with directors and officers filed as an exhibit to the Company SEC Documents prior to the Agreement Date) or (B) record or beneficial owner of more than 5% of the Common Shares outstanding as of the Agreement Date (other than Parent or any of its Affiliates);

provided that the following Contracts will not be required to be listed on Section 3.15(a) of the Company Disclosure Letter, will not be required to be made available to Parent pursuant to this Section 3.15(a), and will not be deemed a “Material Contract” for any purposes hereunder (whether or not a Filed Company Contract): (1) any Company Benefit Plan, (2) any Contract between the Company, on the one hand, and one or more wholly owned Company Subsidiaries, on the other hand, or between one or more wholly owned Company Subsidiaries or (3) any Contract between the Company or any Company Subsidiary, on the one hand, and Parent or any of its Affiliates, on the other hand (any such Contract in clauses (1), (2) or (3), an “Excluded Contract”). Each Contract described in this Section 3.15(a) and each Filed Company Contract, in each case, other than any Excluded Contract, is referred to herein as a “Material Contract.”

(b)     Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, each Material Contract is (i) a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Company’s Knowledge, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity, and (ii) in full force and effect, except, in the case of clauses (i) or (ii), with respect to any Material Contract which expires by its terms (as in effect as of the Agreement Date) or which is terminated in accordance with the terms thereof by any party thereto in the ordinary course of business. Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, none of the Company or any Company Subsidiary is (with or without notice or lapse of time, or both) in breach of or default under any such Material Contract and no event has occurred that gives any third party to a Material Contract the right to accelerate the maturity or performance of any Material Contract or the right to cancel, terminate or materially modify any Material Contract. Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, to the Company’s Knowledge, no other party to any such Material Contract is (with or without notice or lapse of time, or both) in breach thereof or default thereunder (and neither the Company nor any Company Subsidiary has waived or failed to enforce any material rights or material benefits under any Material Contract).

Section 3.16     Properties.

(a)     The Company and the Company Subsidiaries have good title to, or valid leasehold interests in, all tangible personal property and assets reflected on the Company Balance Sheet, or acquired or leased after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no such personal property or assets are subject to any Lien, except Permitted Liens.

(b)     None of the Company or any Company Subsidiary owns any real property.

(c)     The Real Estate Leases are in full force and effect, and the Company or a Company Subsidiary, as applicable, has a valid leasehold interest in, all Leased Real Property, free and clear of all Liens, except for Permitted Liens. The Leased Real Property is being maintained by the Company and the Company Subsidiaries, as applicable, in accordance with the applicable Real Estate Lease in all material respects. Except under the terms of the applicable Real Estate Lease, the Company or a Company Subsidiary, as applicable, has not subleased, licensed or otherwise granted any Person the right to use or occupy any of the Leased Real Property. All of the Leased Real Property constitutes all of the real property used in connection with the business.

Section 3.17     Intellectual Property.

(a)     Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have sufficient rights to use all Intellectual Property used in the conduct of the business of the Company and its Subsidiaries as currently conducted and the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereunder will not result in a loss of rights by the Company or its Subsidiaries in, to or under any Company Intellectual Property.

(b)     The Company or a Company Subsidiary is the sole and exclusive owner of all right, title and interest in and to all material Company-Owned Intellectual Property free and clear of all Liens (except for Permitted Liens and moral author rights). All Persons who created or invented material Company-Owned Intellectual Property for the Company or any Company Subsidiary have assigned to the Company or the applicable Company Subsidiary their rights (except for moral author rights) in and to the same that do not vest initially in the Company or Company Subsidiary by operation of Law.

(c)     Except as would not reasonably be expected to have a Company Material Adverse Effect, no Actions (including any opposition, cancellation, revocation, review, or other proceeding (but excluding ex-parte proceedings in the ordinary course of Intellectual Property prosecution)) or claims are pending or, to the Company’s Knowledge, threatened in writing (i) challenging the ownership, enforceability, scope, validity or use by the Company or any of its Subsidiaries of any Company-Owned Intellectual Property or (ii) alleging that the Company or any of its Subsidiaries is infringing, misappropriating or otherwise violating the Intellectual Property of any Person.

(d)     Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) to the Company’s Knowledge, no Person is infringing, misappropriating or otherwise violating any Company-Owned Intellectual Property and (ii) the operation of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property of any other Person. The Company and its Subsidiaries have taken commercially reasonable steps to preserve the confidentiality of material Trade Secrets included in the Company-Owned Intellectual Property.

(e)     Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with the terms and conditions of all licenses for open-source Software. Neither the Company nor its Subsidiaries use, distribute or modify any open-source Software or have incorporated any open-source Software into any Software included in the Company-Owned Intellectual Property, in each case, in a manner that would obligate the Company or its Subsidiaries to (i) disclose any Company-Owned Intellectual Property in source-code form, (ii) license or otherwise make available any Company-Owned Intellectual Property on a royalty-free basis or otherwise limit the Company’s or its Subsidiaries’ freedom to seek full compensation in connection with their marketing, licensing, sale or distribution of Company-Owned Intellectual Property, or (iii) grant any rights in any Company-Owned Intellectual Property to any Person.

(f)     The Software included in the Company-Owned Intellectual Property, to the Company’s Knowledge, include no malicious code, program, or other internal component (e.g., computer virus, computer worm, computer time bomb, or similar component) that is intended to damage, destroy, impede the operation of, allow unauthorized access to or alter, disable or otherwise harm any such Software or present a material risk of disclosure of confidential information.

(g)     Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the IT Assets operate and perform in all material respects as is necessary for the businesses of the Company and its Subsidiaries consistent with the past practice of the Company and its Subsidiaries and to provide the operations of the Company and its Subsidiaries with redundancy and speed, (ii) to the Company’s Knowledge, the IT Assets will operate and continue to be accessible to end users on a similar basis immediately after the Closing Date, and (iii) the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereunder will not result in a loss of material rights by the Company and its Subsidiaries in, to or under any material IT Assets.

Section 3.18     Data Privacy.

(a)     Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries have been and are currently in compliance with all applicable Privacy Laws and the Company’s and its Subsidiaries’ privacy policies, and (ii) since January 1, 2021, the Company has not received any written complaint, demand letter, or notice of claim from any Person relating to any actual or alleged violation of any Privacy Law, and no claims or investigations involving an actual or alleged violation of any Privacy Law are currently pending against the Company or its Subsidiaries.

(b)     The Company and its Subsidiaries have in place reasonable and appropriate administrative, technical and physical safeguards designed to protect all Personal Information in their custody or control. Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there have been no actual Data Security Incidents.

(c)     Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have sufficient rights to use all Personal Information used in the conduct of the business of the Company and its Subsidiaries as currently conducted, and will continue to have such rights immediately following the transactions contemplated by this Agreement.

Section 3.19     Anti-Takeover Provisions.

(a)     Assuming the accuracy of the representation contained in Section 4.09, no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or similar statute or regulation applies to the Company with respect to this Agreement, the Plan of Merger, or the Merger.

(b)     The Company is not party to a shareholder rights plan, “poison pill” or similar anti-takeover arrangement, or plan.

Section 3.20     Opinion of Financial Advisor. The Special Committee has received the opinion of Evercore Group L.L.C. and its affiliate, Seneca Evercore Advisors Ltda. (“Evercore”) (which, if initially rendered orally, has been or will be confirmed by a written opinion dated the same date) to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken in preparing such opinion as set forth therein, the Per Share Merger Consideration to be received by the holders of Common Shares (other than the holders of Excluded Shares) in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders, and as of the Agreement Date, such opinion has not been withdrawn or modified. The Company will make available to Parent a signed copy of such opinion for informational purposes as soon as possible following the Agreement Date.

Section 3.21     No Brokers. Except for Evercore, whose fees will be paid by the Company, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has furnished to Parent (or its outside counsel) true, correct and complete copies of all agreements between the Company and Evercore pursuant to which Evercore is entitled to a fee as a result of the Merger.

Section 3.22     Insurance. Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries maintain insurance coverage in such amounts and covering such risks as are in accordance with industry practice for companies of similar size, stage of development and place of operation, and as is sufficient to comply with applicable Law and Material Contracts of the Company and the Company Subsidiaries. All such insurance policies are in full force and effect, no notice of cancellation or modification has been received (other than a notice in connection with ordinary renewals), and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except as would not reasonably be expected to have a Company Material Adverse Effect. As of the Agreement Date, there is no claim pending under any of the Company’s insurance policies as to which coverage has been denied or disputed by the underwriters of such policies, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.23     Debt Documents Waiver. The Company has obtained each of the Debt Document Waivers, and each Debt Document Waiver has not been withdrawn, modified or terminated as of the Agreement Date.

Section 3.24     No Other Representations or Warranties. Except for the representations and warranties contained in Article IV or in the certificate delivered by Parent to the Company pursuant to Section 7.02(c) (and notwithstanding the delivery or disclosure to the Company or its Representatives of any documentation, projections, estimates, budgets, forecasts, plans or other information), and the representations and warranties contained in Article IV of the Rollover and Support Agreement and in Section 9 of each Equity Commitment Letter, the Company acknowledges that (x) none of Parent, Merger Sub or any other Person acting on behalf of Parent makes, or has made, any representation or warranty, express or implied, relating to itself or its business or otherwise in connection with this Agreement or the Transactions, and the Company is not relying on any representation, warranty or other information of any Person except for those representations or warranties expressly set forth in this Agreement or in the certificate delivered by Parent to the Company pursuant to Section 7.02(c), and (y) no Person has been authorized by Parent, Merger Sub or any other Person on behalf of Parent to make any representation or warranty, express or implied, relating to itself or its business or otherwise in connection with this Agreement and the Merger, and if made, such representation or warranty will not be relied upon by the Company as having been authorized by such entity.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company that the statements contained in this Article IV are true and correct.

Section 4.01     Organization, Standing and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept) and has all corporate power and authority required to execute and deliver this Agreement and to consummate the Transactions and to perform each of its obligations hereunder. Each of Parent and Merger Sub is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.02     Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the Plan of Merger, to perform its obligations hereunder and thereunder, and to consummate the Merger and the other Transactions. The Parent Board has duly adopted resolutions (a) approving the execution, delivery and performance of this Agreement and the Plan of Merger by Parent; and (b) determining that entering into this Agreement and the Plan of Merger is in the best interests of Parent. As of the Agreement Date, such resolutions have not been amended or withdrawn. The Merger Sub Board has adopted resolutions (a) approving the execution, delivery and performance of this Agreement and the Plan of Merger by Merger Sub; (b) determining that the terms of this Agreement and the Plan of Merger are in the best interests of Merger Sub; (c) declaring this Agreement and the Plan of Merger advisable; and (d) recommending that Parent, as sole shareholder of Merger Sub, authorize and approve (as applicable) this Agreement and the Plan of Merger and directing that this Agreement and the Plan of Merger be submitted to Parent, as sole shareholder of Merger Sub, for authorization and approval (as applicable). Parent, as sole shareholder of Merger Sub, has committed to authorize and approve (as applicable) this Agreement and the Plan of Merger immediately after the Parties’ execution and delivery hereof. Except for corporate approvals already obtained and Parent’s foregoing approval as sole shareholder of Merger Sub, no other corporate proceedings (including any shareholder approval) on the part of Parent or Merger Sub are necessary to authorize or approve (as applicable) this Agreement or the Plan of Merger or to consummate the Transactions (except for executing and delivering the Plan of Merger and the filing of the Schedule 13E-3 with the SEC). Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 4.03     No Conflicts; Consents.

(a)     The execution and delivery by each of Parent and Merger Sub of this Agreement and the Plan of Merger do not, and the performance by it of its obligations hereunder and thereunder and the consummation of the Merger and the other Transactions will not (i) contravene, conflict with, or result in any violation or breach of any provision of the memorandum and articles of association of Parent or Merger Sub; (ii) assuming compliance with the matters referred to in Section 4.03(b), contravene, conflict with or result in a violation or breach of any Law or Judgment, in each case, applicable to Parent or Merger Sub or their respective properties or assets; (iii) assuming compliance with the matters referred to in Section 4.03(b), require any payment to or consent or other action by, or notice to, any Person under, constitute a breach or default (or constitute an event that, with or without notice or lapse of time or both, would constitute a breach or default) of or under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or Merger Sub is entitled under any provision of any Contract or any Permit of Parent or Merger Sub; or (iv) result in the creation or imposition of any Lien on any asset of Parent or Merger Sub, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)     No Permit of or from any Governmental Entity is required to be obtained or made by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement or the Plan of Merger, its performance of its obligations hereunder or thereunder, or the consummation of the Merger and the other Transactions, other than (i) (A) the filing by Parent and Merger Sub of the Schedule 13E-3 with the SEC and (B) such other compliance by the Parent and Merger Sub with the Exchange Act, the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Plan of Merger, the Merger and the other Transactions; (ii) executing and delivering the Plan of Merger; (iii) compliance with the Nasdaq rules and regulations, (iv) the Requisite Regulatory Approvals; and (v) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.04     Information Supplied. None of the information supplied or to be supplied by Parent, Merger Sub or any of their respective Affiliates in writing specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Parent, Merger Sub or any of their respective Affiliates in writing specifically for inclusion or incorporation by reference in the Schedule 13E-3 with the SEC (or any amendment thereof), including the Proxy Statement (or any amendment thereto or document incorporated by reference therein) will, at the date it is first filed with the SEC or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference herein based on information supplied by the Company or its Affiliates for inclusion or incorporation by reference herein.

Section 4.05     Compliance with Laws. Except as would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since the date of formation of Parent the business of Parent and Merger Sub has been conducted in accordance with Law.

Section 4.06     Litigation. As of the Agreement Date, there is no Action pending or, to Parent’s Knowledge, threatened in writing against Parent, Merger Sub or any of their respective properties or assets that, individually or in the aggregate, (a) has had or would reasonably be expected to have a Parent Material Adverse

Effect, (b) seeks to enjoin, restrain or prevent the Merger or the other Transactions, or (c) if decided adversely against such Person, would reasonably be expected to prevent, materially delay or materially impede, the performance by Parent of its obligations under this Agreement or the consummation of the Transactions.

Section 4.07     Brokers’ Fees and Expenses. No broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.08     Merger Sub. Parent is the sole shareholder of Merger Sub. Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations, other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto. Other than Merger Sub, Parent does not hold any equity interest in any other Person.

Section 4.09     Ownership of Common Shares. As of the Agreement Date, other than (i) the Common Shares held by the Rollover Shareholders as of the Agreement Date (as set forth in Schedule 4.09 attached hereto), (ii) the Convertible Notes or (iii) as disclosed in a Schedule 13D filed by a Sponsor or its Affiliates or Rollover Shareholder as of the Agreement Date, none of Parent, Merger Sub, the Sponsors or any of the Rollover Shareholders beneficially owns any Common Shares or any other securities or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company, or any options, warrants or other rights to acquire Common Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company, and prior to the Closing Date, Parent will not own any Common Shares or have any rights to acquire any Common Shares (except the Rollover Shares, the Convertible Notes, or pursuant to this Agreement). Other than the Parent Group Contracts, there are no (a) voting trusts or other agreements, arrangements or understandings to which Parent or its Affiliates is a party with respect to the voting of the Common Shares or (b) agreements, arrangements or understandings to which Parent or its Affiliates is a party with respect to the acquisition, divestiture, retention, purchase, sale or tendering of the Common Shares.

Section 4.10     Parent Group Contracts. Parent has delivered to the Company and the Special Committee a true and complete copy of each of: (i) the Interim Investors Agreement, dated as of the Agreement Date, among the Rollover Shareholders and Parent (the “Interim Investor Agreement”), (ii) the Equity Commitment Letters and (iii) the Rollover and Support Agreement (collectively, the “Parent Group Contracts”), including all amendments thereto or modifications thereof. As of the Agreement Date, other than this Agreement, the Parent Group Contracts and the Joint Bidding Agreement dated as of November 30, 2022 (as amended on April 30, 2023), by and among General Atlantic L.P., Dragoneer Investment Group, LLC and the Founders, there are no other Contracts (i) relating to the Transactions between or among two or more of the following persons (including any two of the same category of person): Parent, Merger Sub or any Rollover Shareholder (or through any of their respective Affiliates, but excluding any agreements among any one or more of the foregoing solely relating to the Surviving Company following the Effective Time), (ii) relating to the Transactions between or among Parent, Merger Sub or any Rollover Shareholder or any of their respective Affiliates, on the one hand, and any member of the Company’s management, any member of the Company Board or any of the Company’s shareholders in their capacities as such, on the other hand or (iii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 4.11     Rollover and Support Agreement. The Rollover and Support Agreement is in full force and effect and has not been terminated or otherwise amended, supplemented or modified in any respect material to the Company. The Rollover and Support Agreement, in the form so delivered, is a legal, valid and binding obligation of Parent, Merger Sub and, to Parent’s Knowledge, the Rollover Shareholders thereto, and enforceable in accordance with its terms against Parent, Merger Sub and, to Parent’s Knowledge, each of the Rollover Shareholders thereto (except to the extent that enforceability may be limited by the applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

Section 4.12     Financing; Sufficient Funds.

(a)     Parent has delivered to the Company true, correct and complete copies of the executed Equity Commitment Letters, dated as of the Agreement Date, from each of the Sponsors (or the applicable Affiliates thereof party thereto), pursuant to which each Sponsor (or the applicable Affiliate thereof party thereto) has committed to invest, subject to the terms and conditions therein, the amounts set forth therein. The Equity Commitment Letters provide, and will continue to provide, that the Company is a third party beneficiary of certain provisions thereof.

(b)     The Equity Commitment Letters are in full force and effect and have not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect and no such amendment or modification is contemplated. Each of the Equity Commitment Letters, in the forms so delivered, is a legal, valid and binding obligation of Parent and, to Parent’s Knowledge, the other parties thereto, and enforceable in accordance with their terms against Parent and to Parent’s Knowledge, against each of the other parties thereto (except to the extent that enforceability may be limited by the applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). Other than the Equity Commitment Letters, there are no engagement letters, side letters, contracts or other agreements or arrangements relating to the Financing. No event has occurred which, with or without notice, lapse of time or both, (i) would constitute a default or breach on the part of Parent or Merger Sub, or, to Parent’s Knowledge, on the part of any other party thereto under any term of the Equity Commitment Letters, (ii) would, or would reasonably be expected to, result in a failure of any condition to the full funding under the Equity Commitment Letters, or (iii) would, or would reasonably be expected to, otherwise result in any portion of the Financing contemplated thereby to be unavailable on a timely basis, and in any event, not later than the Closing. Neither Parent nor Merger Sub has reason to believe that it will be unable to satisfy on a timely basis, and in any event, not later than the Closing, any term or condition of the Equity Commitment Letters required to be satisfied by it. The aggregate proceeds from the Financing when funded in accordance with the Equity Commitment Letters will be sufficient to pay (i) the Aggregate Merger Consideration and (ii) any other amounts required to be paid by Parent or Merger Sub at Closing in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all fees and expenses and other obligations of Parent and Merger Sub under this Agreement. There are no conditions precedent or contingencies related to the funding or investing, as applicable, of the full amount of the Financing at or prior to the Closing, other than as expressly set forth in or contemplated by the Equity Commitment Letters.

(c)     Notwithstanding anything contained in this Agreement to the contrary, Parent and Merger Sub each acknowledge and affirm that it is not a condition to the Closing or to any of its obligations under this Agreement that Parent and/or Merger Sub obtains any financing for any of the Transactions.

Section 4.13     Solvency. Neither Parent nor Merger Sub is entering into this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Each of Parent and Merger Sub is not liable to be wound-up (under Section 92 of the CICA) as of the Agreement Date, and, assuming satisfaction of the conditions set forth in Section 7.03(a) and 7.03(b), each of Parent and, to Parent’s Knowledge, the Surviving Company will, after giving effect to all of the Transactions, including the Financing and payment of the Aggregate Merger Consideration, the payment of all other amounts required to be paid by Parent or Merger Sub in connection with the consummation of the Transactions and the payment of all related fees and expenses, not be subject to any winding-up (under Section 92(d) of the CICA) at and immediately after the Effective Time.

Section 4.14     Certain Arrangements. As of the Agreement Date, other than the Joint Bidding Agreement and Parent Group Contracts, there are no Contracts or commitments to enter into between Parent, Merger Sub or any of their respective Affiliates, on the one hand, and any director (other than directors of the Company appointed by Parent or its Affiliates), officer or employee of the Company or any of the Company Subsidiaries, on the other hand.

Section 4.15     No Other Representations or Warranties. Except for the representations and warranties contained in Article III (including the Company Disclosure Letter) or in the certificate delivered by the Company to Parent and Merger Sub pursuant to Section 7.03(d) (and notwithstanding the delivery or disclosure to Parent, Merger Sub or their respective Representatives of any documentation, projections, estimates, budgets, forecasts, plans or other information), each of Parent and Merger Sub acknowledges that (x) none of the Company, any Company

Subsidiary or any other Person acting on behalf of the Company or a Company Subsidiary makes, or has made, any representation or warranty, express or implied, relating to itself or its business or otherwise in connection with this Agreement or the Transactions, and Parent and Merger Sub are not relying on any representation, warranty or other information of any Person except for those representations or warranties expressly set forth in this Agreement or in the certificate delivered by the Company to Parent and Merger Sub pursuant to Section 7.03(d), (y) no Person has been authorized by the Company, the Company Subsidiaries or any other Person on behalf of the Company to make any representation or warranty, express or implied, relating to itself or its business or otherwise in connection with this Agreement and the Merger, and if made, such representation or warranty will not be relied upon by Parent or Merger Sub as having been authorized by such entity and (z) any estimate, projection, prediction, data, financial information, memorandum, presentation, budget, forecast or any other materials or information provided or addressed to Parent, Merger Sub or any of their respective Representatives, including any materials or information made available to Parent and/or its Representatives in connection with presentations by the Company’s management are not and will not be deemed to be or include representations or warranties.

Article V
COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.01     Conduct of Business by the Company. Except (i) as expressly set forth in Section 5.01 of the Company Disclosure Letter; (ii) as expressly permitted or expressly required by this Agreement; (iii) as required by applicable Law; or (iv) with the prior written consent of Parent (which will not be unreasonably withheld, conditioned or delayed) from the Agreement Date to the earlier of the Effective Time and the termination of this Agreement, the Company will, and will cause each Company Subsidiary to, (A) conduct the business of the Company and the Company Subsidiaries in the ordinary course of business in all material respects and (B) use its commercially reasonable best efforts to preserve substantially intact the assets and the business organization of the Company and its Subsidiaries, to keep available the services of the current officers and key employees of the Company and its Subsidiaries and to maintain in all material respects in the ordinary course of business the current relationships of the Company and its Subsidiaries with existing customers, suppliers and other persons with which the Company or any of its Subsidiaries has material business relations as of the Agreement Date, provided that no action by the Company or its Subsidiaries with respect to the matters specifically addressed by any provision of this Section 5.01 shall be deemed a breach of this sentence, unless such action would constitute a breach of such relevant provision. In addition, and without limiting the generality of the foregoing, except (i) as expressly set forth in Section 5.01 of the Company Disclosure Letter; (ii) as expressly permitted or expressly required by this Agreement; (iii) as required by applicable Law; or (iv) with the prior written consent of Parent (which will not be unreasonably withheld, conditioned or delayed) from the Agreement Date to the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.01, the Company will not, and will not cause or permit any Company Subsidiary to, directly or indirectly, whether by merger, consolidation or otherwise, do any of the following:

(a)     (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, shares or property or any combination thereof) in respect of, any of its share capital, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent; (ii) split, combine, subdivide or reclassify any of its share capital, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for share capital or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its share capital, other equity interests or voting securities, other than as specifically permitted by Section 5.01(b); or (iii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any share capital or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for share capital or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such share capital, securities or interests, except in the case of this clause (iii) for acquisitions, or deemed acquisitions, of Common Shares in connection with (A) the withholding of Taxes in connection with the exercise, vesting or settlement of Company RSUs or any other Company Equity Related Obligations and (B) forfeitures of Company RSUs or any other Company Equity Related Obligations;

(b)     except for transactions among the Company and one or more wholly owned Company Subsidiaries or among one or more wholly owned Company Subsidiaries, issue, deliver, sell, grant, pledge or otherwise subject to any Lien (other than Liens imposed by applicable securities Laws), or amend the terms of (i) any share capital or voting securities of, or other equity interests in, the Company (including Common Shares or Company RSUs or any other Company Equity Related Obligations) or any Company Subsidiary, other than the issuance of Common Shares upon the vesting or settlement of Company RSUs or any other Company Equity Related Obligations outstanding at the Capitalization Time in accordance with their terms as of the Capitalization Time; or (ii) any Company Equity Related Obligation;

(c)     amend the Company Articles of Association or the charter or organizational documents of any Company Subsidiary, except amendments to the charter or organizational documents of a Company Subsidiary (i) solely in connection with an internal reorganization, restructuring or recapitalization permitted pursuant to Section 5.01(m) or (ii) solely to the extent necessary to open a branch or, subject to this Section 5.01, appoint or remove any officer or director of a Company Subsidiary.

(d)     make or adopt any change in its accounting methods, principles or practices, except insofar as may be required by a change in IFRS (or authoritative interpretations thereof) or are otherwise required by the Company’s external auditors to comply with IFRS;

(e)     directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any Person or division thereof or any properties or assets, except (i) acquisitions of supplies, inventory and equipment in the ordinary course of business; (ii) acquisitions in an amount not to exceed $30,000,000 individually or $90,000,000 in the aggregate; or (iii) with respect to transactions between or among the Company, on the one hand, and any one or more wholly owned Company Subsidiaries, on the other hand, or between or among wholly owned Company Subsidiaries;

(f)     except in relation to Liens to secure Indebtedness for borrowed money permitted to be incurred under Section 5.01(h), sell, lease (as lessor), mortgage, sell and leaseback or otherwise subject to any Lien (other than Permitted Liens), or otherwise dispose of, any properties or assets or any interests therein other than (i) in the ordinary course of business; or (ii) in an amount not to exceed $30,000,000 individually or $100,000,000 in the aggregate;

(g)     make any loans, advances or capital contributions to, or investments in, any other Person, other than (i) advances to directors, officers or employees in respect of travel or other related business expenses, in each case, in the ordinary course of business consistent with past practice; (ii) prepayments to vendors of the Company or its Subsidiaries in the ordinary course of business; or (iii) with respect to transactions between or among the Company, on the one hand, and any one or more wholly owned Company Subsidiaries, on the other hand, or between or among wholly owned Company Subsidiaries;

(h)     (A) incur or otherwise become liable for any additional Indebtedness, except for (i) the incurrence of additional Indebtedness (other than Indebtedness of the type described in clauses (ii)-(iii) below) in an amount not to exceed $50,000,000 in the aggregate with respect to which the consummation of the Transactions will not conflict with, or result in any violation of or default under, such additional Indebtedness; (ii) in reasonable consultation with the Sponsors, Indebtedness in replacement of or to refinance at any time existing Indebtedness; but only if the consummation of the Transactions will not conflict with, or result in any violation of or default under, such replacement Indebtedness, and provided that (x) the amount of Indebtedness incurred in connection with such refinancing does not exceed the principal amount of the Indebtedness so refinanced (other than with respect to increased amounts attributable to unpaid accrued interest, fees and premiums (including tender premiums), defeasance costs, and underwriting discounts, fees, commissions and expenses associated therewith) and (y) all other material terms of such Indebtedness (including the interest rate) are no less favorable, individually and in the aggregate, to the Company and its Subsidiaries than the replaced or refinanced Indebtedness; or (iii) Indebtedness between or among the Company, on the one hand, and any one or more wholly owned Company Subsidiaries, on the other hand, or between or among wholly owned Company Subsidiaries; or (B) terminate, waive, modify or amend any Debt Document Waiver;

(i)     pay, discharge, compromise, settle or satisfy (or cause any insurer to pay, discharge, compromise, settle or satisfy), or offer to pay, discharge, compromise, settle or satisfy any Action in an amount equal to or greater than the amount set forth in Section 5.01(i) of the Company Disclosure Letter or which involves an admission of liability by the Company or any of its Subsidiaries or imposes material restrictions on the operations or business of the Company or its Subsidiaries, taken as a whole;

(j)     (i) omit to take any commercially reasonable action necessary to maintain or renew, as applicable, any material Intellectual Property Registrations; (ii) disclose any material Trade Secret included in the Company-Owned Intellectual Property, except in the ordinary course of business consistent with past practice of the Company and its Subsidiaries and, in each case, subject to a confidentiality agreement; or (iii) abandon, allow to lapse, assign, exclusively license, sell, transfer, create any Lien on (other than Permitted Liens) or grant any material exclusive right or covenant not to sue to any Person (other than the Company or its Subsidiaries) to any material Company-Owned Intellectual Property or Intellectual Property exclusively licensed to the Company or any Company Subsidiary, other than in the ordinary course of business;

(k)     except (i) as required by the terms of a Company Benefit Plan in effect on the Agreement Date, (ii) as set forth in Section 2.04 of the Agreement or Section 5.01(k) of the Company Disclosure Letter, (iii) as required in accordance with the applicable collective bargaining agreement of the Company or any Company Subsidiary or as otherwise required by Law or (iv) with respect to any Service Provider below the level of executive officer that do not, in the aggregate, increase the labor costs of the Company and its Subsidiaries by more than 10%, (A) grant or increase any severance, retention or termination pay (or materially amend any existing severance pay, retention or termination arrangement); (B) enter into any employment, consulting, bonus, change in control, deferred compensation or other similar agreement (or materially amend any such existing agreement); (C) establish, adopt or materially amend, or otherwise increase benefits payable under any Company Benefit Plan or collective bargaining agreement; (D) increase compensation, bonus or other benefits payable; (E) establish, adopt or enter into any plan, agreement or arrangement, or otherwise commit to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any Tax incurred by such Service Provider; or (F) take any action to accelerate the vesting or time of payment of any compensation or benefit under any Company Benefit Plan;

(l)     make or authorize capital expenditures in excess of the individual and aggregate capital expenditures in the capital expenditures budget set forth in Section 5.01(l) of the Company Disclosure Letter;

(m)     adopt any plan of complete or partial liquidation or dissolution, restructuring, recapitalization or reorganization for the Company or any Company Subsidiary (excluding any internal restructuring, recapitalization or reorganization of wholly owned Company Subsidiaries);

(n)     (i) enter into, materially amend, terminate (which, for the avoidance of doubt, shall not include an automatic expiration of the term or failure to renew) or waive any material rights under any Material Contract or any Contract that would have been a Material Contract had it been entered into prior to the Agreement Date or (ii) enter into any Contract if the Company’s performance of its obligations under this Agreement or the consummation of the Transactions would give any Person the right to require any payment to or consent or other action by, or notice to, any Person under such Contract, constitute a breach or default (or constitute an event that, with or without notice or lapse of time or both, would constitute a breach or default) under such Contract, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of the Company Subsidiaries is entitled under any provision of such Contract, or result in the creation or imposition of any Lien on any asset of the Company or any of the Company Subsidiaries, in each case of the foregoing (except with respect to any Material Contract pursuant to clauses (v), (vi), (vii), (x), (xi) or (xii) of Section 3.15(a)) other than in the ordinary course of business consistent with past practice;

(o)     (A) make or change any material Tax election, (B) change any material method of Tax accounting, (C) file any material amended Tax Return, (D) enter into any closing agreement or seek any ruling from any Governmental Entity, in each case with respect to material amounts of Taxes, (E) surrender any right to claim a material refund of Taxes, (F) settle or finally resolve any Action with respect to material amounts of Taxes, (G) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, or (H) initiate any voluntary Tax disclosure with any Governmental Entity with respect to material amounts of Taxes; or

(p)     agree to take any of the foregoing actions in clauses (a) through (o) above.

Section 5.02     No Control. Nothing contained in this Agreement will give Parent, Merger Sub or any of their respective Affiliates, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement will give the Company, directly or indirectly, the right to control or direct Parent’s or its Affiliates’ operations prior to the Effective Time.

Section 5.03     Clear Market. From the Agreement Date until the date on which the conditions set forth in Section 7.01(c) have been satisfied, Parent and Merger Sub shall not, and shall cause the Rollover Shareholders to take all actions under the Rollover and Support Agreement not to, directly or indirectly, (i) acquire or agree to acquire by merging or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business of any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or equity interests or (ii) enter into or agree to enter into any material license, or joint venture, in each case, located in (including to the extent operating or conducting business in) Brazil and that would reasonably be expected to (A) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, approval from, or avoiding an Action by, any Governmental Entity necessary to consummate the Transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (B) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the Transactions or (C) otherwise materially delay or prevent the consummation of the Transactions.

Section 5.04     No Solicitation by the Company; Company Recommendation.

(a)     From the Agreement Date until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, except as explicitly permitted by Section 5.04(c) and Section 5.04(d), the Company will not, and will cause each of the Company Subsidiaries to not, and will instruct the Representatives of the Company and the Company Subsidiaries to not, and to not publicly announce any intention to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to, an Alternative Proposal (an “Inquiry”) (it being understood and agreed that ministerial acts that are not otherwise prohibited by this Section 5.04 (such as answering unsolicited phone calls and informing Persons of the provisions of this Section 5.04 or contacting any Person making an Alternative Proposal solely to ascertain facts or clarify terms and conditions) will not be deemed to “solicit,” “encourage” or “facilitate” for purposes of, or otherwise constitute a violation of, this Section 5.04); (ii) furnish or cause to be furnished to any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) any non-public information with respect to any Inquiries or the making of any proposal that constitutes, or would be reasonably expected to result in, an Alternative Proposal; (iii) enter into, continue or maintain discussions or negotiations with any Person (other than Parent, Merger Sub and their respective Affiliates) with respect to an Inquiry or an Alternative Proposal (other than informing Persons of the provisions set forth in this Section 5.04 or contacting any Person making an Alternative Proposal solely to ascertain facts or clarify terms and conditions of such Alternative Proposal for the sole purpose of the Special Committee reasonably informing itself about such Alternative Proposal); (iv) approve, agree to, accept, endorse or recommend any Alternative Proposal; (v) submit to a vote of its shareholders any Alternative Proposal; (vi) effect any Adverse Recommendation Change; provided that, subject to compliance by the Company with the terms of this Section 5.04, neither (1) the determination by the Company Board (acting at the recommendation of the Special Committee) or the Special Committee in accordance with Section 5.04(d) that an Alternative Proposal constitutes a Superior Proposal, nor (2) the delivery by the Company of the notice required by Section 5.04(d) shall in and of themselves constitute an Adverse Recommendation Change; or (vii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument providing for an Alternative Proposal. The Company will, and will cause the Company Subsidiaries to, and will instruct its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives with respect to any Alternative Proposal and will promptly request in writing any such Third Party (together with its Representatives) that has executed a confidentiality agreement in connection with any Alternative Proposal, within the 12-month period prior to the Agreement Date, and that is in possession of confidential information heretofore furnished by or on behalf of the Company or any of the Company Subsidiaries in connection with the consideration of an Alternative Proposal (and all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze that information) to return or destroy all such information as promptly as practicable. It is agreed that any violation of the restrictions on the Company (or instructions given or required to be given by the Company) set forth in this

Section 5.04 by any Representative of the Company or any of the Company Subsidiaries (acting at the direction of the Company or the Company Subsidiaries) will constitute a breach of this Section 5.04 by the Company.

(b)     Notwithstanding anything to the contrary in Section 5.04(a), if the Company or any of the Company Subsidiaries or any of its or their respective Representatives (including members of the Special Committee) receives a bona fide Alternative Proposal by any Third Party at any time prior to the Company Shareholders Meeting, and provided there has been no material breach of Section 5.04(a) that resulted in such Alternative Proposal, the Company and its Representatives may, prior to the Company Shareholders Meeting, take the actions set forth in subsections (i) and/or (ii) of this Section 5.04(b) if the Company Board (acting at the recommendation of the Special Committee) or the Special Committee has determined, in its good faith judgment (after consultation with its financial advisor and outside legal counsel), that such Alternative Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law: (i) furnish or cause to be furnished non-public information to and afford access to the business, employees, officers, contracts, properties, assets, books and records of the Company and the Company Subsidiaries to the Third Party and its Representatives that made such Alternative Proposal, pursuant to an executed (and the Company and/or Company Subsidiaries may enter into a) customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Non-Disclosure Agreements and that does not prohibit compliance by the Company with any of the provisions of this Agreement (it being understood that the Company shall not be required to include any “standstill” provision in such confidentiality agreement), including this Section 5.04; and (ii) enter into, engage in and continue thereafter (so long as such Alternative Proposal remains reasonably likely to lead to a Superior Proposal) discussions or negotiations with the Third Party and its Representatives that made such Alternative Proposal with respect to such Alternative Proposal.

(c)     Reasonably promptly (but in no event more than 48 hours) following receipt (to the Company’s Knowledge) of any Alternative Proposal or any Inquiry, the Company will advise Parent in writing of the receipt of such Alternative Proposal or Inquiry, and the material terms and conditions of such Alternative Proposal or Inquiry (including, in each case, the identity of the Third Party making any such Alternative Proposal or Inquiry), and the Company will as reasonably promptly as practicable provide to Parent (i) a copy of such Alternative Proposal or Inquiry, if in writing; or (ii) a summary of the material terms of such Alternative Proposal or Inquiry, if oral. The Company agrees that it will promptly provide to Parent any material non-public information concerning the Company or any of the Company Subsidiaries that it provides to any other Third Party in connection with any such Alternative Proposal that has not previously been provided to Parent. In addition, the Company will keep Parent informed on a reasonably prompt basis (and in any event within 48 hours) of any material developments regarding the Alternative Proposal or any material change to the terms or status of the Alternative Proposal or Inquiry (in each case, in a manner that is not unduly disruptive of the Company’s ability to conduct good faith discussions in accordance with this Section 5.04 with the party making such Alternative Proposal and its Representatives).

(d)     Notwithstanding anything herein to the contrary, at any time prior to the Company Shareholders Meeting, the Company Board (acting at the recommendation of the Special Committee) or the Special Committee may (i) in the case of an Intervening Event or if the Company has received a Superior Proposal (after taking into account the terms of any revised offer by Parent pursuant to this Section 5.04(d)), cause the Company to effect an Adverse Recommendation Change and/or (ii) if the Company has received a Superior Proposal (after taking into account the terms of any revised offer by Parent pursuant to this Section 5.04(d)), and provided there has been no material breach of Section 5.04(a) that resulted in such Superior Proposal, cause the Company to terminate this Agreement pursuant to Section 8.01(d) to enter into a definitive written agreement providing for such Superior Proposal simultaneously with the termination of this Agreement, in the case of clauses (i) and (ii), if the Company Board (acting at the recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with outside financial advisors and outside legal counsel, that the failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided that the Company Board or the Special Committee may not make an Adverse Recommendation Change or, in the case of a Superior Proposal, terminate this Agreement pursuant to Section 8.01(d), unless:

(i)     the Company has provided prior written notice to Parent at least three Business Days in advance (the “Notice Period”) of taking such action, which notice will advise Parent of the circumstances giving rise to the Adverse Recommendation Change, and, in the case of a Superior Proposal, that the Company Board or the Special Committee has received a Superior Proposal and includes a copy of the most recent version of such Superior Proposal (or where no such copy is available, a detailed description of the material terms and conditions);

(ii)     during the Notice Period, the Company has negotiated with Parent in good faith (if and to the extent Parent desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that, in the case of a Superior Proposal, such Superior Proposal ceases to constitute, in the good faith judgment of the Company Board (acting at the recommendation of the Special Committee) or the Special Committee, a Superior Proposal, or in the case of an Intervening Event, the failure to make such Adverse Recommendation Change (in the good faith judgment of the Company Board (acting at the recommendation of the Special Committee) or the Special Committee after consultation with outside financial advisors and outside legal counsel) would no longer be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law; and

(iii)     the Company Board (acting at the recommendation of the Special Committee) or the Special Committee has determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to in writing by Parent, if any, and after consultation with its outside financial advisor and outside legal counsel, that, in the case of a Superior Proposal, such Superior Proposal remains a Superior Proposal or, in the case of an Intervening Event, that the failure to make such Adverse Recommendation Change would continue to reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

If during the Notice Period any material revisions are made to the Superior Proposal, the Company will deliver a new written notice to Parent and will comply with the requirements of this Section 5.04(d) with respect to such new written notice; provided, however, that for purposes of this sentence, references to the three Business Day period above will be deemed to be references to a two Business Day period.

(e)     Nothing contained in this Agreement will prevent the Company, the Company Board or the Special Committee from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9, Rule 14e-2 or Item 1012(a) of Regulation M-A under the Exchange Act with respect to an Alternative Proposal; provided that (i) the Company Board (acting at the recommendation of the Special Committee) or the Special Committee reaffirms the Company Recommendation in such statement or in connection with such action and (ii) it is understood and agreed that any factually accurate public statement by the Company that merely describes the Company’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto and contains a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act will not constitute an Adverse Recommendation Change.

Section 5.05     Debt Documents. The Company shall promptly (and, in any event, within two (2) Business Days) notify the Parent in writing of the occurrence of any of the following: (i) termination or expiration of the facilities provided for under any Debt Document prior to the stated maturity thereof as in effect on the Agreement Date, (ii) any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) under any Debt Document by the Company or any other Company Related Parties (including any “Default” or “Event of Default” (or similar definition in each applicable Debt Document)) or, to the Company’s Knowledge, any other party to such Debt Document, (iii) any actual or threatened withdrawal, modification or termination of a Debt Document Waiver or (iv) receipt by any Company Related Parties or any of their respective Affiliates or Representatives of any written notice from any Person with respect to any actual, threatened or alleged material breach, default, termination or repudiation by any other party to any Debt Document or of any material provision of any Debt Document (including any “Default” or “Event of Default” (or similar definition in each applicable Debt Document)). As soon as reasonably practicable, but in any event within two (2) Business Days, the Company shall provide to the Parent and its Representatives any and all information reasonably requested by the Company relating to any of the circumstances referred to in this Section 5.05.

Article VI
ADDITIONAL AGREEMENTS

Section 6.01     Preparation of the Proxy Statement and Schedule 13E-3; Company Shareholders Meeting.

(a)     As reasonably promptly as practicable following the Agreement Date, the Company will prepare a proxy statement to be sent to the Company’s shareholders relating to the authorization and approval (as applicable) of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company by the Company Shareholder Approval, including a notice convening the Company Shareholders Meeting in accordance with the Company Articles of Association (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”). Parent will furnish to the Company all information reasonably requested by the Company concerning Parent or Merger Sub, and provide such other assistance, as the Company may reasonably request in connection with the preparation, filing and distribution of the Proxy Statement. The Company will notify Parent reasonably promptly after its receipt of any comments from the SEC or any request from the SEC for amendments to the Proxy Statement and will provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand. The Company will use its reasonable best efforts to respond as reasonably promptly as practicable to any comments from the SEC with respect to the Proxy Statement, and Parent will cooperate in connection therewith. Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment thereto) or responding to any comments of the SEC with respect thereto, the Company will (i) provide Parent an opportunity to review and comment on the Proxy Statement or response (including the proposed final version of the Proxy Statement or response); and (ii) consider in good faith all comments reasonably proposed by Parent.

(b)     The Company and Parent will cooperate to (i) concurrently with the preparation and filing of the Proxy Statement, jointly prepare and file with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 (together with any amendments thereof or supplements thereto, the “Schedule 13E-3”) relating to the Transactions, which will include the Proxy Statement as an exhibit, and furnish to each other all information concerning such Party as may be reasonably requested in connection with the preparation of the Schedule 13E-3; (ii) respond as reasonably promptly as practicable to any comments received from the SEC with respect to the Schedule 13E-3, including the Proxy Statement, and consult with each other prior to providing such response; (iii) as promptly as reasonably practicable, prepare and file any amendments necessary to be filed in response to any such comments; (iv) use its reasonable best efforts to have cleared by the staff of the SEC the Schedule 13E-3; and (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare and file any amendment to the Schedule 13E-3. Each Party will promptly notify the other Parties upon the receipt of any comments from the SEC in respect of the Schedule 13E-3 or any other filings associated with the Transactions, including the Proxy Statement or any beneficial ownership reports, or any request from the SEC for amendments to the Schedule 13E-3 or other associated filings, and will provide the other Parties with copies of all correspondence between such Party and its Representatives, on the one hand, and the SEC, on the other hand.

(c)     If prior to the Effective Time any change occurs with respect to information supplied by Parent for inclusion in the Proxy Statement and/or the Schedule 13E-3 that is required by Law to be described in an amendment of the Proxy Statement and/or an amendment to the Schedule 13E-3, as applicable, Parent will reasonably promptly notify the Company of such change, and Parent and the Company will cooperate in the prompt filing with the SEC of any necessary amendment to the Proxy Statement and/or an amendment to the Schedule 13E-3, as applicable, and as required by Law, in disseminating the information contained in such amendment to the Company’s shareholders. Nothing in this Section 6.01(c) will limit the obligations of any Party under Section 6.01(a).

(d)     If prior to the Effective Time any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement and/or the Schedule 13E-3, that is required by Law to be described in an amendment of the Proxy Statement and/or an amendment to the Schedule 13E-3, the Company will reasonably promptly notify Parent of such event, and the Company and Parent will cooperate in the prompt filing with the SEC of any necessary amendment to the Proxy Statement and/or an amendment to the Schedule 13E-3, as applicable, and as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders. Nothing in this Section 6.01(d) will limit the obligations of any Party under Section 6.01(a).

(e)     The Company will, as promptly as reasonably practicable after the SEC confirms it has no further comments on the Schedule 13E-3, including the Proxy Statement, duly call, give notice of, convene and hold the Company Shareholders Meeting for the purpose of (i) seeking the Company Shareholder Approval, (ii) if required, seeking approval of an adjournment proposal and (iii) seeking approval of any other proposal necessary for authorizing and approving (as applicable) this Agreement and consummating the Transactions. Except as permitted in Section 6.01(f), the Company will not adjourn the Company Shareholders Meeting without the prior written consent of Parent. The Company will use its reasonable best efforts to (A) promptly cause the Proxy Statement to be mailed to the Company’s shareholders; and (B) except if an Adverse Recommendation Change has been made as permitted by Section 5.04(d) and remains in effect, solicit the Company Shareholder Approval, including by retaining the services of a recognized proxy solicitor. The Company Board, acting at the recommendation of the Special Committee, and the Special Committee will recommend to the Company’s shareholders that they give the Company Shareholder Approval (the “Company Recommendation”) and will include such recommendation in the Proxy Statement and the Schedule 13E-3, in each case, unless the Company Board (acting at the recommendation of the Special Committee) or the Special Committee has validly made an Adverse Recommendation Change as permitted by Section 5.04(d) that is still in effect. The Company agrees that, unless this Agreement is terminated in accordance with its terms prior thereto, its obligations to hold the Company Shareholders Meeting pursuant to this Section 6.01 will not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Alternative Proposal, by the making of any Adverse Recommendation Change by the Company Board (acting at the recommendation of the Special Committee) or the Special Committee or by any other development; provided, however, that if the public announcement of an Adverse Recommendation Change or the delivery of notice by the Company to Parent pursuant to Section 5.04(d)(i) occurs less than 10 Business Days prior to the Company Shareholders Meeting, the Company will be entitled to adjourn the Company Shareholders Meeting to a date not more than 10 Business Days after the date such Company Shareholders Meeting had previously been scheduled (but in no event to a date after the date that is five Business Days before the End Date (as defined below)).

(f)     The foregoing provisions of this Section 6.01 notwithstanding, the Company will have the right, after consultation in good faith with Parent, to make one or more adjournments of the Company Shareholders Meeting (i) to ensure that any amendment to the Proxy Statement and/or amendment to the Schedule 13E-3 required under applicable Law is timely provided to the shareholders of the Company within a reasonable amount of time, in the good faith judgment of the Company Board or the Special Committee (after consultation with outside counsel), in advance of the Company Shareholders Meeting; (ii) if required by applicable Law or a request from the SEC or its staff; or (iii) if, on a date for which the Company Shareholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of Common Shares to obtain the Company Shareholder Approval, whether or not a quorum is present; provided that (A) no single such adjournment is for more than 10 Business Days except as may be required by federal securities Laws; and (B) in the case of clause (iii), the Company Shareholders Meeting is not adjourned by more than 30 days after the date for which the Company Shareholders Meeting was originally scheduled without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed so long as the Company Shareholders Meeting is adjourned to (x) a date that is more than 60 days after the date on which the Company Shareholders Meeting was originally scheduled and (y) a date that is less than five Business Days prior to the End Date) and that the Company will, and will cause its proxy solicitor to, use reasonable best efforts to solicit such additional proxies (or presence and affirmative vote in person of the Company’s shareholders at the Company Shareholders Meeting) as expeditiously as reasonably possible, it being understood that time shall be of the essence. The Company will also consider in good faith any other request by Parent to adjourn the Company Shareholders Meeting.

Section 6.02     Access to Information; Confidentiality. Subject to applicable Law and the terms and conditions set forth in the Non-Disclosure Agreements, the Company will, and will cause each of the Company Subsidiaries to, afford to Parent and the Representatives of Parent reasonable access, upon reasonable advance notice, during the period from the Agreement Date through the Effective Time, to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company will, and will cause each of the Company Subsidiaries to, furnish reasonably promptly to Parent (a) to the extent not publicly available, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws or commission actions; and (b) all other information concerning its business, properties and personnel as Parent may reasonably request (in each case, in a manner so as to not interfere in any material respect with the normal business operations of the Company or any Company Subsidiary); provided, however, that the Company will not be required to permit such access or make such disclosure, to the extent it determines, after consultation with outside counsel, that such disclosure or access would reasonably be likely to (i) violate the terms of any confidentiality agreement or other Contract with a Third Party (provided that the Company will use its reasonable best efforts to obtain the required consent of such Third Party to such access or disclosure or to allow for such access or disclosure (or as much of it as possible) in a manner that does not violate the terms of any confidentiality agreement or other Contract with a Third Party); (ii) result in the loss of any attorney-client privilege (provided that the Company will use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege) or (iii) violate any Law; provided, further, that the Company will not be required to disclose any materials of the Company, the Company Board or the Special Committee that relate to consideration of the Transactions. Notwithstanding anything contained in this Agreement to the contrary, the Company will not be required to provide any access or make any disclosure to Parent pursuant to this Section 6.02 to the extent such access or information is reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties.

Section 6.03     Efforts to Consummate.

(a)     Subject to the terms and conditions herein provided, each of Parent and the Company will use their respective reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective as promptly as practicable after the Agreement Date the Transactions, including (i) preparing and filing with applicable Governmental Entities as promptly as reasonably practicable all necessary applications, notices, disclosures, petitions, filings, ruling requests, and other documents pursuant to any Antitrust Laws and to obtain as promptly as practicable any consents, clearances, approvals, waivers, actions, waiting period expirations or terminations, non-actions or other authorizations from Governmental Entities (“Antitrust Approvals”) and all Permits necessary, (ii) taking all steps as may be necessary to obtain all such Permits and Antitrust Approvals as promptly as reasonably practicable, and (iii) obtaining any waivers, qualifications, consents, certificates, clearances, and approvals required from third parties (other than Permits and Antitrust Approvals) in connection with the consummation of the Transactions.

(b)     In connection with the actions referenced in Section 6.03(a), each of Parent and the Company will, and will cause their respective controlled Affiliates to, (i) cooperate with each other in connection with any communication, filing or submission and in connection with any investigation or other inquiry, including any Action initiated by a private party; (ii) keep the other Party and/or its counsel promptly informed of any communication received by such Party from, or given by such Party to, any Governmental Entity or Government Official and of any communication received or given in connection with any Action by a private party, in each case, regarding any of the Transactions; (iii) consult with each other in advance of any meeting or conference regarding the Transactions with such Governmental Entity or Government Official or, in connection with any Action by a private party, with any other Person, and to the extent permitted by the applicable Governmental Entity, Government Official, or other Person, give the other Party and/or its counsel the opportunity to attend and participate in such meetings and conferences; (iv) consider in good faith the views of the other Party and keep the other Party reasonably informed of the status of matters related to the Transactions; and (v) permit the other Party and/or its counsel to review in advance, with reasonable time and opportunity to comment, give reasonable consideration to the other Party’s comments thereon, and consult with each other in advance of any proposed submission, filing or communication (and documents submitted therewith) intended to be given by it to a Governmental Entity or Government Official in connection with the Transactions; provided that materials may be redacted (x) as necessary to comply with applicable Law, (y) for legal privilege and (z) to remove references concerning (A) the valuation of the businesses of the Company and the Company Subsidiaries and (B) projections, estimates, budgets, forecasts, plans or other information of the Company and the Company Subsidiaries and other materials that the Special Committee evaluated in connection with the Transactions.

(c)     The Company will give prompt written notice to Parent, and Parent will give prompt written notice to the Company, of (i) the occurrence, or failure to occur, of any event which occurrence or failure to occur has resulted in or would reasonably be expected to result in the failure to satisfy or be able to satisfy any of the conditions specified in Article VII, and such written notice will specify the condition which has failed or will fail to be satisfied; (ii) any written notice from any Person alleging that the consent of such Person is or may be required in connection with the Transactions to the extent such consent is material to the Company and the Company

Subsidiaries, taken as a whole; (iii) any material written notice from any Governmental Entity in connection with the Transactions; and (iv) any shareholder Action against the Company, any Company Subsidiary and/or their respective directors or officers relating to the Transactions; provided that the delivery of any notice pursuant to this Section 6.03(c) will not limit or otherwise affect the remedies available hereunder to Parent or the Company.

(d)     Without limiting anything in this Section 6.03, Parent and Merger Sub agree to take promptly any and all steps necessary or reasonably advisable or as may be required by any Governmental Entity to avoid or eliminate each and every impediment and obtain all Permits and Antitrust Approvals under any applicable Laws that may be required by any Governmental Entity so as to enable the Parties to consummate the Transactions, including the Merger, as expeditiously as possible, including committing to and effecting, by consent decree, hold separate order, trust or otherwise, (A) selling, divesting, licensing or otherwise disposing of, or holding separate and agreeing to sell, divest, license or otherwise dispose of, any assets of the Company or its Subsidiaries, (B) terminating, amending or assigning existing relationships and contractual rights and obligations of the Company and/or its Subsidiaries, (C) requiring the Company or any of its Subsidiaries to grant any right or commercial or other accommodation to, or enter into any material commercial contractual or other commercial relationship with, any third party and (D) imposing limitations on the Company or its Subsidiaries with respect to how they own, retain, conduct or operate all or any portion of their respective businesses or assets; provided that: (i) Parent, Merger Sub and its Affiliates shall not be obligated to take the foregoing actions contemplated by this sentence with respect to Parent, Merger Sub, or their respective Affiliates (other than the Company and its Subsidiaries after the Closing), or their respective assets, categories of assets, businesses, relationships, contractual rights, obligations or arrangements, and any Intellectual Property rights thereto or embodied therein or any venture or other arrangement and (ii) any such action is conditioned upon the consummation of the Transactions.

Section 6.04     Indemnification, Exculpation and Insurance.

(a)     Parent agrees that, for a period of six years from and after the Effective Time, all rights existing as of the Agreement Date to indemnification, advancement of expenses and exculpation from Liabilities for acts or omissions occurring at or prior to the Effective Time in favor of the current and/or former directors, officers or employees of the Company and the Company Subsidiaries as provided in their respective memorandum and articles of association or by-laws (or comparable organizational documents) and any indemnification or other similar agreements of the Company or any of the Company Subsidiaries in effect as of the Agreement Date will continue in full force and effect in accordance with their terms, and Parent will cause the Surviving Company and the Company Subsidiaries to perform their respective obligations thereunder. Without limiting the foregoing, from and after the Effective Time, Parent shall, and shall cause the Surviving Company to, indemnify and hold harmless each individual who was prior to or is as of the Agreement Date, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of the Company Subsidiaries or who was prior to or is as of the Agreement Date, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of the Company Subsidiaries as a director, officer or employee of another Person (the “Company Indemnified Parties”), against all claims, Liabilities, Judgments, fines, fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any Action (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the Transactions)), arising out of or pertaining to the fact that the Company Indemnified Party is or was a director, officer or employee of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director, officer or employee of another Person, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under applicable Law. In the event of any such Action, (x) each Company Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such Action from the Surviving Company within 10 Business Days of receipt by the Surviving Company from the Company Indemnified Party of a request therefor; provided that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable Law, the Surviving Company’s memorandum and articles of association (or comparable organizational documents) or any applicable indemnification agreement, to repay such advances if it is ultimately determined by final non-appealable adjudication that such Person is not entitled to indemnification and (y) the Surviving Company will cooperate in the defense of any such matter. Notwithstanding anything to the contrary contained in this Agreement, Parent shall not (and Parent shall cause the Surviving Company not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation, unless such settlement, compromise, consent or termination includes an unconditional release of all of the Company Indemnified Parties covered by the claim, action, suit, proceeding or investigation from all liability arising out of such claim, action, suit, proceeding or investigation.

(b)     For a period of six years from and after the Effective Time, the Surviving Company will, and Parent will cause the Surviving Company to, either maintain or cause to be maintained in effect the current policies of directors’ and officers’ liability insurance, fiduciary liability insurance and employment practices liability insurance maintained by the Company or the Company Subsidiaries or provide substitute policies for the Company and Company Subsidiaries and the insured Persons who are covered by such insurance currently maintained by the Company and the Company Subsidiaries (the “Current Insurance”), in either case, with limits not less than the existing coverage and having other terms not less favorable to the insured Persons than the Current Insurance with respect to claims and matters arising from facts or events that occurred on or before the Effective Time, except that in no event will the Surviving Company be required to pay with respect to such insurance policies in respect of any one policy year more than 300% of the aggregate annual premium most recently paid by the Company prior to the Agreement Date (the “Maximum Amount”), and if the Surviving Company is unable to obtain the insurance required by this Section 6.04(b) it will obtain as much comparable insurance as possible for each year within such six-year period for an annual premium equal to the Maximum Amount. In lieu of such insurance, prior to the Closing Date the Company may, at its option (and shall, if Parent so requests), purchase “tail” directors’ and officers’ liability insurance, fiduciary liability insurance and employment practices liability insurance for a period of six years for the Company and the Company Subsidiaries and the insured Persons who are covered by Current Insurance, such tail insurance to provide coverage with limits not less than, and to have other terms not less favorable to the insured Persons than, the Current Insurance with respect to claims arising from facts or events that occurred on or before the Effective Time; provided that in no event will the aggregate cost of any such tail insurance exceed the Maximum Amount. Parent will cause the Surviving Company to, and the Surviving Company will, maintain such insurance policies in full force and effect without any amendment adverse to the insured Persons thereunder, and continue to honor the obligations thereunder.

(c)     The provisions of this Section 6.04 (i) will survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties) to the extent of such indemnified or insured party’s interest herein, and his or her heirs and estates, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

(d)     From and after the Effective Time, Parent shall guarantee the prompt payments of the obligations of the Surviving Company and the Company Subsidiaries under this Section 6.04.

(e)     In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Company will cause proper provision to be made so that the successors and assigns of the Surviving Company assume the Surviving Company’s obligations set forth in this Section 6.04.

(f)     Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to insurance claims pursuant to any applicable insurance policy or indemnification agreement, it being understood and agreed that the indemnification provided for in this Section 6.04 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

Section 6.05     Transaction Litigation. The Company will give Parent prompt notice of any shareholder Action commenced, or to the Company’s Knowledge, threatened, against the Company, any Company Subsidiary and/or their respective directors or officers relating to the Transactions. The Company will give Parent the reasonable opportunity to consult with the Company and participate in the defense or settlement of any shareholder Action against the Company, any Company Subsidiary and/or their respective directors or officers relating to the Transactions. None of the Company, any Company Subsidiary or any Representative of the Company will compromise, settle or come to an arrangement regarding any such shareholder Action, in each case, unless Parent has consented thereto in writing (such consent not to be unreasonably withheld, conditioned or delayed); provided that the Company may compromise, settle or come to an agreement regarding shareholder Actions, if the resolution of such litigation requires only additional disclosure by the Company in the Proxy Statement or the Schedule 13E-3.

For purposes of this Section 6.05, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the shareholder Action by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not waived), and Parent may offer comments or suggestions with respect to such shareholder Action that the Company will consider in good faith with the Company retaining authority over such shareholder Action.

Section 6.06     Public Announcements. Each of the Company, Parent and Merger Sub agrees that no public release or announcement concerning the Transactions will be issued by or on behalf of any of them or their Subsidiaries without the prior written consent of the Company (as to any release by Parent or its Affiliates), and Parent (as to any release by the Company or its Subsidiaries), which consent of such Parties will not be unreasonably withheld or delayed, except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable national securities exchange or Governmental Entity to which the relevant party is subject, in which case the party required to make the release or announcement will use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance. The Company, Parent and Merger Sub agree that the initial press release announcing the execution and delivery of this Agreement will be a joint press release of Parent and the Company and will not be issued prior to the approval of each of Parent and the Company. In addition, each of the Company, Parent and the Sponsors, will be entitled to issue separate press releases announcing the execution and delivery of this Agreement which, in the case of the Company’s initial press release, will be subject to prior approval of Parent and, in the case of Parent’s and the Sponsors’ press releases, will be subject to the prior approval of the Company (in all cases, such approval not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing provisions of this Section 6.06, (i) the Sponsors, Parent, the Representatives of Parent or the Sponsors, the Company and the Representatives of the Company may make public releases or announcements concerning the Transactions that are substantially consistent with previous press releases or announcements made by Parent, the Sponsors and/or the Company in compliance with this Section 6.06, (ii) the Sponsors, Parent, the Representatives of Parent or the Sponsors, the Company and the Representatives of the Company may make public statements to the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are materially consistent with previous press releases, public disclosures or public statements made by the Company, Parent or the Sponsors in compliance with this Section 6.06 and do not reveal material, non-public information regarding the other parties, the Merger, or the other Transactions, (iii) Sponsors, Parent, the Representatives of Parent or Sponsors, the Company and the Representatives of the Company may make internal announcements to their respective employees, and the Company and its Affiliates may make announcements to their respective customers; provided that such announcements are (a) in form and substance reasonably acceptable to the other Party and (b) regarding a general description of the Transactions that is otherwise consistent with the Parties’ permitted prior public disclosures regarding this Agreement and the Transactions, and (iv) the restrictions set forth in this Section 6.06 do not apply to any release or announcement (or any portion thereof) made or proposed to be made in connection with, or in response to, an Adverse Recommendation Change or an Alternative Proposal. Notwithstanding the foregoing, Parent, Merger Sub, the Sponsors and their respective Affiliates, without consulting with the Company, may provide ordinary course communications regarding this Agreement and the transactions contemplated hereby to existing or prospective investors, general and limited partners, equityholders, members and managers of any Affiliates of such person, in each case, who are subject to customary confidentiality restrictions.

Section 6.07     Employment and Company Benefits.

(a)     For the period commencing at the Effective Time and ending on the first (1st) anniversary of the date on which the Effective Time occurs, Parent will, or will cause the Surviving Company to, provide each Company Employee with (i) a base salary or hourly wage rate that is no less favorable than the base salary or hourly wage rate provided to such Company Employee immediately prior to the Closing Date, (ii) target short- and long-term cash incentive compensation opportunities that are substantially comparable in the aggregate to the short- and long-term cash incentive compensation opportunities in effect for the Company Employee immediately prior to the Closing Date (for purposes of clarity, excluding equity or equity-based compensation and retention or change in control compensation), and (iii) other compensation and benefits (for purposes of clarity, excluding equity or equity-based compensation and retention or change in control compensation) that, with respect to each Company Employee, are substantially comparable in the aggregate to other compensation and benefits provided to such Company Employee immediately prior to the Closing Date. For purposes of this Agreement, “Company Employee”

means any employee of the Company or any Company Subsidiary who is employed at the Closing Date and who remains employed with the Surviving Company, any of its Subsidiaries, or any other Affiliate of Parent immediately following the Closing. With respect to the matters addressed by this Section 6.07(a), to the extent that applicable Law imposes any requirements that are more favorable to a Company Employee, such requirements shall control (but in no event shall any such Company Employee be entitled to any duplication of benefits by reason thereof).

(b)     Parent shall, or shall cause the Company to, provide each Company Employee who incurs a termination of employment within 1 year of the Closing Date with severance payments and benefits that are no less favorable than the greater of the severance payments and benefits that such Company Employee would have received from the Company with respect to such termination had such termination occurred immediately prior to the Closing. With respect to the matters addressed by this Section 6.07(b), to the extent that applicable Law imposes any requirements that are more favorable to a Company Employee, such requirements shall control (but in no event shall any such Company Employee be entitled to any duplication of benefits by reason thereof).

(c)     For purposes of vesting, eligibility to participate and level of benefits under any employee benefit plans of Parent and its Subsidiaries (exclusive of the Company) in which any Company Employees become eligible to participate on or after the Closing Date (the “New Plans”), Parent shall, or shall cause the Company or any of its Subsidiaries to, provide each Company employee with credit for his or her years of service with the Company and any respective predecessors before the Closing Date; provided that the foregoing service credit shall not be required to apply (x) to the extent that its application would result in a duplication of benefits with respect to the same period of service or (y) with respect to any defined benefit pension plan or retiree medical benefits. In addition, and without limiting the generality of the foregoing, (i) Parent shall, or shall cause the Company or any of its Subsidiaries to, cause each Company employee to be immediately eligible to participate, without any waiting time, in any and all New Plans providing medical, dental, pharmaceutical or vision benefits, and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company employee during the plan year in which the Closing Date occurs, Parent shall, or shall cause the Company or any of its Subsidiaries to, cause (x) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company employee and his or her covered dependents and (y) any eligible expenses incurred by any Company employee and his or her covered dependents during the portion of the plan year during which the Closing Date occurs to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d)     No provision of this Agreement will (i) create any right in any Company Employee or any other employee of the Company or any Company Subsidiary to continued employment by Parent, the Surviving Company or their respective Affiliates, or preclude the ability of Parent or the Surviving Company or their respective Affiliates to terminate the employment of any employee for any reason; (ii) require Parent or the Surviving Company or any of their respective Affiliates to continue any particular Company Benefit Plans or prevent the amendment, modification or termination thereof after the Closing Date; or (iii) be treated as an amendment to any employee benefit plan of Parent or the Company or any of their respective Affiliates. Without limiting the generality of Section 9.07, and any provision in this Agreement to the contrary notwithstanding, nothing in this Section 6.07 will create any third-party beneficiary rights in any Person, including any Company Employee or current or former Service Provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 6.08     Merger Sub; Parent Subsidiaries. Parent will cause each of Merger Sub and any other applicable Affiliate of Parent to comply with and perform all of its obligations under or relating to this Agreement and the Plan of Merger, including, in the case of Merger Sub, to consummate the Merger on the terms and conditions set forth in this Agreement and the Plan of Merger. Immediately following the execution of this Agreement, Parent, as sole shareholder of Merger Sub, will authorize and approve (as applicable) this Agreement and the Plan of Merger.

Section 6.09     Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of Nasdaq to enable the delisting by the Surviving Company of the Common Shares from Nasdaq, the deregistration of the Common Shares under the Exchange Act and the suspension of the Company’s reporting obligations as promptly as practicable after the Effective Time.

Section 6.10     No Amendment to Parent Group Contracts. Without the Company’s prior written consent, Parent, Sponsor and Merger Sub shall not enter into any Contract or amend, modify, withdraw or terminate any Parent Group Contract or waive any rights thereunder in a manner that would (i) result, directly or indirectly, in any of the Rollover Shares ceasing to be treated as Excluded Shares or decrease the aggregate number of Rollover Shares of the Rollover Shareholders (provided that (x) Parent may increase or decrease the number of Rollover Shares of any of the Persons (or their respective Affiliates) set forth on Schedule E so long as the aggregate Rollover Shares thereof does not decrease below the minimum number set forth on such Schedule E and (y) Parent shall obtain the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed) in connection with any increase in the number of Rollover Shares of any Persons (or their respective Affiliates) not set forth on such Schedule E), in each case, other than as provided in the Rollover and Support Agreement, (ii) individually or in the aggregate, prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other Transactions or (iii) prevent or materially impair the ability of any management member or director of the Company, with respect to any Superior Proposal, taking any of the actions (in such individual’s capacity as a management member or director of the Company acting on behalf of the Company), described in Section 5.04(b) and Section 5.04(d), to the extent such actions are permitted to be taken by the Company thereunder; provided that in no event shall Parent amend or modify the Rollover and Support Agreement or the Equity Commitment Letters in any manner that is adverse to the rights of the Company to enforce certain terms thereof as a third-party beneficiary without the Special Committee’s prior written consent. Within three (3) Business Days prior to the Company Shareholders Meeting, Parent and Merger Sub shall provide the Company with a copy of any Contract (other than any Contract entered into by and between any Rollover Shareholder or Sponsor or any Affiliate thereof, on the one hand, and any other Affiliate of such Rollover Shareholder or Sponsor, any limited partner or co-investor of any Affiliate of Sponsor, or any affiliated investment fund or investment vehicle that is advised, managed or sponsored by the investment or fund manager of Sponsor or any Affiliate thereof (or any general partner, limited partner or officer thereof), on the other hand) (each an “Applicable Contract”) relating to the Transactions that is entered into after the Agreement Date and to which any of Parent, Merger Sub, Rollover Shareholders or Sponsor is a party. Parent shall notify the Company in writing within three (3) Business Days prior to the Company Shareholders Meeting, if any Applicable Contract is modified pursuant to which any management members, directors or shareholders of the Company, or any of their respective Affiliates, receives any consideration or other economic interest from any person in connection with the Transaction that is not provided or expressly contemplated in the Parent Group Contracts as of the Agreement Date, including any carried interest, share option, share appreciation right or other forms of equity or quasi-equity right. Parent and Merger Sub agree that any action taken by any party to the Interim Investors Agreement who is not a party to this Agreement that would constitute a breach of this Section 6.10 if such Person were a party to this Agreement for the purposes of this Section 6.10 shall be deemed to be a breach of this Section 6.10.

Section 6.11     Financing.

(a)     Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the proceeds of the Financing as soon as practicable, and in any event no later than the Closing, on the terms and conditions described in the Equity Commitment Letters, including using (and causing its Subsidiaries to use) their respective reasonable best efforts to: (i) comply with and maintain in full force and effect the Equity Commitment Letters in accordance with the terms and conditions thereof; (ii) enter into definitive agreements with respect thereto on the terms and subject only to the conditions contained in the Equity Commitment Letters and comply with and maintain in full force and effect the Equity Commitment Letters in accordance with the terms and subject only to the conditions thereof, so that the Equity Commitment Letters are in full force and effect as promptly as practicable after the Agreement Date, but in no event later than the Closing; and (iii) draw down upon and consummate the Financing at or prior to the Closing.

(b)     Neither Parent nor its Affiliates shall agree to any amendment, supplement or other modification to, obtain any replacement of, or grant any waivers of, any condition or other provision of any Equity Commitment Letter in a manner that is reasonably likely to materially delay or prevent the Closing without the prior written consent of the Company. Parent shall not permit, release or consent to the withdrawal, termination, repudiation or rescission of the Equity Commitment Letters or any definitive agreement with respect to the Financing and shall not permit, release or consent to the termination of the obligations of any party to the Equity Commitment Letters, in each case, without the prior written consent of the Company.

(c)     In no event shall Parent or Merger Sub or any of their Affiliates (which for purposes of this Section 6.11(c) shall be deemed to include the parties to the Equity Commitment Letters and their Affiliates) prohibit or seek to prohibit any bank or investment bank or other potential provider of debt financing, from providing or seeking to provide financing or financial advisory services to any Person in connection with a transaction relating to the Company or its Subsidiaries or in connection with the Merger or the other Transactions.

(d)     Each of Parent and Merger Sub acknowledges and agrees that neither the obtaining of the Financing nor the obtaining of any alternative financing is a condition to the Merger or the Closing and reaffirms its obligation to consummate the Merger and the other Transactions irrespective and independently of the availability of the Financing or any alternative financing, subject to the applicable conditions set forth in Section 7.01 and Section 7.02.

(e)     Parent and Merger Sub acknowledge and agree that none of the Company or its Subsidiaries or their respective Affiliates or its and their Affiliates’ respective Representatives shall incur any liability to any Person under any financing that Parent and Merger Sub may raise in connection with the Transactions or any cooperation provided pursuant to this Section 6.11.

(f)     Any breach of the Equity Commitment Letters by Parent shall be deemed a breach by Parent of this Section 6.11. Parent shall (i) furnish the Company with complete, correct and executed copies of each amendment, waiver or other modification of the Equity Commitment Letters and any alternative financing agreement promptly upon their execution, (ii) give the Company prompt (but, in any event, within two (2) Business Days) written notice of any breach (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) or threatened breach by any party to the Equity Commitment Letters or any alternative financing agreement of which Parent or Merger Sub becomes aware and any actual or threatened withdrawal, repudiation or termination thereof of which Parent or Merger Sub becomes aware and, in each case, any written notice or other communication with respect to any of the foregoing, (iii) give the Company prompt (but, in any event, within two (2) Business Days) written notice of each material dispute or disagreement between or among the parties to the Equity Commitment Letters, (iv) notify the Company if for any reason Parent no longer believes in good faith that it will be able to obtain all or any portion of the Financing contemplated by the Equity Commitment Letters, on the terms described therein and (v) upon reasonable request of the Company, promptly provide an update in reasonable detail of the status of its efforts to arrange the Financing (or any alternative financing).

(g)     The parties hereto acknowledge that, in the event that a Debt Document Waiver is withdrawn, modified or terminated, Parent may attempt to arrange third party debt financing for the purpose of funding the transactions contemplated by this Agreement (the “Debt Financing”) and, if Parent so chooses to seek the Debt Financing, the Company shall use reasonable best efforts to provide, and shall use reasonable best efforts to cause its Subsidiaries and their respective Representatives to provide, such customary cooperation as is reasonably requested by Parent in connection with the Debt Financing.

Article VII
CONDITIONS PRECEDENT

Section 7.01     Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or, to the extent permitted by Law, waiver at or prior to the Closing of the following conditions:

(a)     Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b)     No Legal Restraints. No applicable Law and no Judgment, preliminary, temporary or permanent, or other legal restraint or prohibition and no binding order or determination by any Governmental Entity (collectively, the “Legal Restraints”) is in effect that prevents, makes illegal or prohibits the consummation of the Merger and the other Transactions.

(c)     Requisite Regulatory Approvals. The Requisite Regulatory Approvals have been obtained and remain in full force and effect.

Section 7.02     Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger are further subject to the satisfaction or, to the extent permitted by Law, waiver at or prior to the Closing of the following conditions:

(a)     Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in this Agreement (except for the representations and warranties contained in Section 4.01, Section 4.02, Section 4.07 and Section 4.12) are true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; and (ii) the representations and warranties of Parent and Merger Sub contained in Section 4.01, Section 4.02, Section 4.07 and Section 4.12 are true and correct in all material respects at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)     Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing.

(c)     Parent Certificate. Parent has delivered to the Company a certificate, dated as of the Closing Date and signed by an authorized officer of Parent, certifying to the effect that the conditions set forth in Section 7.02(a) and Section 7.02(b) have been satisfied.

Section 7.03     Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are further subject to the satisfaction or, to the extent permitted by Law, waiver at or prior to the Closing of the following conditions:

(a)     Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in Section 3.01, Section 3.02(a), Section 3.03, Section 3.04, Section 3.05(a)(i) (solely with respect to the Company), Section 3.09(b), Section 3.19, the first sentence of Section 3.20 and Section 3.21) are true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties of the Company contained in Section 3.01, Section 3.02(a), Section 3.03(b) (solely with respect to the Company’s Subsidiaries), Section 3.03(c)-(d), Section 3.04, Section 3.05(a)(i) (solely with respect to the Company), Section 3.19, the first sentence of Section 3.20 and Section 3.21 are true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) in all material respects; (iii) the representations and warranties of the Company set forth in Section 3.03(a) and (solely with respect to the Company) Section 3.03(b) are true and correct as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for any inaccuracies that are, taken together in the aggregate, de minimis as compared to the total number of shares set forth in Section 3.03(a); and (iv) the representations and warranties of the Company set forth in Section 3.09(b) are true and correct as of the Closing as if made at and as of such time in all respects.

(b)     Performance of Obligations of the Company. The Company has performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)     No Material Adverse Effect. Since the Agreement Date, there has not occurred any circumstance, occurrence, effect, change, event, or development that has had or would reasonably be expected to have a Company Material Adverse Effect that is continuing as of the Closing.

(d)     Company Certificate. The Company has delivered to Parent a certificate, dated as of the Closing Date and signed by its Principal Executive Officer or Principal Financial Officer, certifying to the effect that the conditions set forth in Section 7.03(a), Section 7.03(b), and Section 7.03(c) have been satisfied.

Article VIII
TERMINATION, AMENDMENT AND WAIVER

Section 8.01     Termination. This Agreement may be terminated at any time prior to the Effective Time (except with respect to Section 8.01(d) and Section 8.01(f), whether before or after receipt of the Company Shareholder Approval):

(a)     by mutual written consent of the Company (provided that such termination has been approved by the Special Committee) and Parent;

(b)     by either the Company (acting at the recommendation of the Special Committee) or Parent:

(i)     if the Merger is not consummated on or before 5:00 p.m., Eastern Time, on August 10, 2024 (the “End Date”); provided that the right to terminate this Agreement under this Section 8.01(b)(i) will not be available to any Party whose breach of any provision of this Agreement or the Rollover and Support Agreement directly or indirectly principally causes or results in the failure of the Merger to be consummated by the End Date; provided that in the event a Specified Event occurs, the End Date shall automatically be extended to the date that is thirty-one (31) days after the End Date; or

(ii)     if the condition set forth in Section 7.01(b) is not satisfied and the Legal Restraint giving rise to such non-satisfaction has become final and non-appealable; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall have used its reasonable best efforts as required hereby to remove such Legal Restraint; provided, further, that the right to terminate this Agreement under this Section 8.01(b)(ii) will not be available to a Party if the issuance of such Legal Restraint was primarily due to the failure of such Party, and, in the case of Parent, the failure of Merger Sub, to perform any of its obligations under this Agreement.

(c)     by the Company (acting at the recommendation of the Special Committee), if Parent or Merger Sub has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of Parent or Merger Sub has become untrue, in each case, such that the conditions set forth in Section 7.02(a) or Section 7.02(b), as the case may be, could not be satisfied as of the Closing Date; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) unless any such breach or failure to be true has not been cured by the earlier of (i) 20 Business Days after written notice by the Company to Parent informing Parent of such breach or failure to be true and (ii) the day prior to the End Date; and provided, further, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) if the Company is then in breach of this Agreement in any material respect;

(d)     by the Company (acting at the recommendation of the Special Committee) prior to receipt of the Company Shareholder Approval, in order to enter into a definitive written agreement providing for a Superior Proposal in accordance with Section 5.04(d); provided that the Company pays the Termination Fee substantially concurrently with such termination (it being understood that the Company will enter into such definitive written agreement substantially concurrently with such termination of this Agreement);

(e)     by Parent, if the Company has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of the Company has become untrue, in each case, such that the conditions set forth in Section 7.03(a), Section 7.03(b), or Section 7.03(c), as the case may be, could not be satisfied as of the Closing Date; provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.01(e) unless any such breach or failure to be true has not been cured by the earlier of (i) 20 Business Days after written notice by Parent to the Company informing the Company of such breach or failure to be true and (ii) the day prior to the End Date; and provided, further, that Parent may not terminate this Agreement pursuant to this Section 8.01(e) if Parent or Merger Sub is then in breach of this Agreement or the Rollover and Support Agreement in any material respect;

(f)     by Parent prior to the Company Shareholders Meeting if (i) an Adverse Recommendation Change has occurred (provided that a written notice delivered by the Company to Parent pursuant to Section 5.04(d)(i) stating the Company’s intention to make an Adverse Recommendation Change in advance thereof will not in and of itself result in Parent having any termination rights pursuant to this Section 8.01(f)), (ii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act made by a Third Party the Special Committee fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within 10 business days of the commencement of such tender offer or exchange offer or (iii) after the public disclosure of an Alternative Proposal and Parent’s request to reaffirm the Company Recommendation, the Special Committee fails to publicly reaffirm the Company Recommendation no later than the earlier of (A) 10 Business Days after Parent so requests in writing and (B) two Business Days prior to the End Date; provided that the Company must receive the request from Parent at least 24 hours prior to such reaffirmation being required; provided, further, that in no event will the Company or the Special Committee be obligated to publicly reaffirm the Company Recommendation on more than one occasion with respect to each such publicly announced Alternative Proposal or on more than one occasion with respect to each publicly announced material modification thereof; or

(g)     by the Company (acting at the recommendation of the Special Committee) if the Company Shareholder Approval has not been obtained at a duly convened Company Shareholders Meeting or any due adjournment thereof at which a vote on the Merger was taken.

Section 8.02     Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement will forthwith become void and have no effect, without any Liability on the part of the Parties (or any shareholder or Representative of a Party), other than Liability arising from the final sentence of Section 6.02, Section 6.06, this Section 8.02, Section 8.03 and Article IX, which provisions will survive such termination of this Agreement; provided that nothing herein will relieve a Party from Liability resulting from such Party’s Fraud or willful breach of this Agreement. For purposes of this Agreement, “willful breach” means a material breach that is a consequence of an act or omission undertaken by the breaching Party with the Knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a breach of this Agreement; it being acknowledged and agreed, without limitation, that any failure by any Party to consummate the Merger and the other Transactions after the applicable conditions thereto have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, which conditions would be capable of being satisfied at such time) will constitute a willful breach of this Agreement.

Section 8.03     Fees and Expenses. Except as specifically provided for herein, all fees and expenses incurred in connection with the Merger and the other Transactions will be paid by the Party incurring such fees or expenses, whether or not such transactions are consummated.

(a)     The Company will pay to Parent a fee of $20,000,000 (the “Termination Fee”) if:

(i)     the Company terminates this Agreement pursuant to Section 8.01(d) or Parent terminates this Agreement pursuant to Section 8.01(f); or

(ii)     (A) after the Agreement Date but prior to the termination of this Agreement pursuant to Section 8.01, an Alternative Proposal is made by a Third Party to the Company or the Special Committee and not withdrawn (publicly if such Alternative Proposal has been made known publicly) prior to the Company Shareholders Meeting or is made directly to the Company’s shareholders by a Third Party and not publicly withdrawn prior to the Company Shareholders Meeting; (B) thereafter this Agreement is terminated by Parent or the Company pursuant to Section 8.01(b)(i), or by Parent pursuant to Section 8.01(e); and (C) within twelve (12) months of such termination, (x) the Company enters into a definitive Contract for an Alternative Proposal and such Alternative Proposal is consummated (whether during or after such twelve-month period) or (y) an Alternative Proposal is consummated; provided, however, that for purposes of this Section 8.03(a)(ii), the references to 20% in the definition of “Alternative Proposal” will be deemed to be references to 50%.

Any Termination Fee due under this Section 8.03(a) will be paid by wire transfer of same-day funds (x) in the case of termination of this Agreement pursuant to Section 8.01(d), substantially concurrently with and not later than the next Business Day following such termination, (y) in the case of termination of this Agreement pursuant to Section 8.01(f), no later than the fifth Business Day immediately following the date of such termination, and (z) in the case of clause (ii) above, on the date of consummation as referred to in clause (ii)(C) above.

(b)     The Parties acknowledge that the agreements contained in this Section 8.03 are an integral part of the Transactions and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay the Termination Fee as and when due to Parent pursuant to this Section 8.03, it will also be obligated to pay any costs and expenses incurred by Parent in connection with a legal action to enforce this Agreement that results in a judgment against the Company for the Termination Fee (the “Costs and Expenses”), together with interest on the amount of any unpaid Termination Fee and Costs and Expenses at the publicly announced prime rate set forth in The Wall Street Journal, Eastern Edition, from the date such Termination Fee and/or Costs and Expenses were required to be paid to (but excluding) the payment date (the “Interest”).

(c)     If Parent receives payment of the Termination Fee (and if payable pursuant to this Section 8.03, the Costs and Expenses and/or Interest) under the circumstances in which it is payable as provided in this Section 8.03, the receipt of the Termination Fee, together with the Costs and Expenses and/or Interest, if payable pursuant to this Section 8.03, will be (i) the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective direct or indirect former, current or future general or limited partners, shareholders, members, managers, directors, officers, employees, agents, Affiliates or assignees of any of the foregoing (collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the Transactions to be consummated or for any breach or failure to perform hereunder or otherwise, and upon payment of such amount (in circumstances where the Termination Fee is payable), none of the Company Related Parties shall have any further liability or obligation whatsoever relating to or arising out of this Agreement or the Transactions and (ii) deemed to be liquidated damages for any and all damages or losses suffered or incurred by Parent, Merger Sub or any of its Affiliates in connection with this Agreement and the termination of this Agreement (or any matter forming the basis for such termination), and neither Parent, Merger Sub nor any of their respective Affiliates will be entitled to bring any Action or otherwise be entitled to any remedy against the Company or any of its Affiliates, at law or in equity or otherwise, arising from or in connection with this Agreement (including the termination thereof) or any of the Transactions. Any payment of the Termination Fee made by the Company will be payable only once and not in duplication even though such payment may be payable under one or more provisions of this Section 8.03.

(d)     No member of the Parent Group (other than Parent or Merger Sub) will be liable for monetary damages for breaches under this Agreement. Parent or Merger Sub will not have Liability under this Agreement, other than for Parent or Merger Sub’s Fraud or willful breach of this Agreement; provided, that in no event shall Parent and Merger Sub be liable for monetary damages in excess of the Parent Liability Cap. In no event will the Company or any Company Subsidiary seek or obtain, nor will they permit any of their Representatives or any other person acting on their behalf to seek or obtain, nor will any person be entitled to seek or obtain, any monetary recovery or monetary award against any member of the Parent Group, other than (i) Parent or Merger Sub or (ii) any of the parties to the Equity Commitment Letters pursuant to the terms and conditions of the Equity Commitment Letters (subject to the limitations set forth therein), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger or the other Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, no member of the Parent Group (other than (i) Parent or Merger Sub or (ii) any of the parties to the Equity Commitment Letters pursuant to the terms and conditions of the Equity Commitment Letters (subject to the limitations set forth therein)) shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters or the Support and the Rollover Agreement), and in no event shall the Company, any Company Subsidiary or any Company Related Party seek, or permit to be sought, on behalf of the Company, any Company Subsidiary or any Company Related Party, seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive against the Parent Group (other than (i) Parent or Merger Sub or (ii) any of the parties to the Equity Commitment Letters pursuant to the terms and conditions of the Equity Commitment Letters (subject to the limitations set forth therein)) for, or with respect to, this Agreement, the Equity Commitment Letters or the Support and Rollover Agreement or the transactions contemplated hereby and thereby

(including any breach by the Parent, Merger Sub or the Sponsors), the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable law arising out of any such breach, termination or failure. For purposes of this Agreement, the “Parent Liability Cap” means $86,000,000.

Section 8.04     Amendment. This Agreement may be amended by the Parties at any time before or after receipt of the Company Shareholder Approval; provided, however, that (i) after receipt of the Company Shareholder Approval, no amendment that by Law, requires further approval by the Company’s shareholders will be made without the further approval of such shareholders, and (ii) except as provided above, no amendment of this Agreement will be submitted to be approved by the Company’s shareholders unless required by Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties and any such amendment or waiver by the Company will be at the direction of and only be valid if approved by the Special Committee. Termination of this Agreement prior to the Effective Time will not require the approval of the shareholders of Parent, Merger Sub, or the Company.

Section 8.05     Extension; Waiver. At any time prior to the Effective Time, the Parties may (in writing) (a) extend the time for the performance of any of the obligations or other acts of the other Parties; (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; (c) waive compliance with any covenants and agreements contained in this Agreement; or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by the Company will require the approval of the Company’s shareholders unless such approval is required by Law but will be at the direction of and only be valid if approved by the Special Committee. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party. No failure or delay by any Party in exercising any right, power, or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies herein provided will be cumulative and not exclusive of any rights or remedies provided by Law.

Article IX
GENERAL PROVISIONS

Section 9.01     Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement will survive the Effective Time. This Section 9.01 will not limit Section 8.02, Section 8.03 or any covenant or agreement of the Parties that by its terms contemplates performance after the Effective Time.

Section 9.02     Notices. All notices, requests, claims, demands and other communications under this Agreement will be in writing (including email, so long as a receipt of such email is requested and received) and will be given to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

(a)            if to the Company, to:

Arco Platform Limited

Rua Augusta, 2840, 15th floor,

São Paulo, SP, Brazil 01412-100

Email:	ari@arcoeducacao.com.br;
robertootero@arcoeducacao.com.br;
marianapacini@arcoeducacao.com.br
Attention:	Ari de Sá Cavalcante Neto
Roberto Rabello Otero
Mariana Pacini
Legal Department

with copies (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001

Email:	paul.schnell@skadden.com;
mathias.vonbernuth@skadden.com;
maxim.mayercesiano@skadden.com
Attention:	Paul Schnell;
Mathias Von Bernuth;
Maxim Mayer-Cesiano

and

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017

Email:	manuel.garciadiaz@davispolk.com;
cheryl.chan@davispolk.com;
Attention:	Manuel Garciadiaz;
Cheryl Chan;

(b)           if to Parent or Merger Sub, to:

c/o General Atlantic Service Company, L.P.

55 East 52nd Street, 33rd Floor

New York, New York 10055

United States

Email: gcruess@generalatlantic.com

Attention: Gordon Cruess

and

c/o Dragoneer Investment Group, LLC

One Letterman Drive, Building D, Suite M500

San Francisco, CA 94129

United States

Email: notices@dragoneer.com

Attention: General Counsel

with copies (which will not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas,
New York, NY 10019

United States
Email: mabbott@paulweiss.com; csinclair@paulweiss.com; awollstein@paulweiss.com Attention: Matthew W. Abbott; Cullen L. Sinclair; Adam Wollstein

and

Ropes & Gray LLP
Three Embarcadero Center
San Francisco, CA 94111

United States
Email: thomas.holden@ropesgray.com

Attention: Thomas Holden

All such notices, requests and other communications will be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request, or communication will be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 9.03     Definitions. For purposes of this Agreement:

“Action” means any criminal, judicial, administrative or arbitral action, audit, charge, claim, complaint, qui tam action, demand, hearing, investigation if, in the case of the Company, the Company has Knowledge thereof, litigation, mediation, proceeding, summons, subpoena or suit, whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

An “Adverse Recommendation Change” will occur if the Company Board (acting at the recommendation of the Special Committee) or the Special Committee (a) adopts, approves or recommends, or publicly proposes to adopt, approve or recommend to the shareholders of the Company, an Alternative Proposal, (b) fails to include the Company Recommendation or the Special Committee Recommendation in the Proxy Statement when required under this Agreement; (c) fails to make, changes, withholds, withdraws, qualifies or modifies or proposes publicly to change, withhold, withdraw, qualify or modify the Company Recommendation or the Special Committee Recommendation in a manner adverse to Parent; (d) takes any public action, or makes any public statement, filing or release adverse to the Company Recommendation or the Special Committee Recommendation (including recommending against the Merger or approving, endorsing or recommending any Alternative Proposal) or (e) fails to publicly reaffirm the Company Recommendation following any Alternative Proposal having been publicly made, proposed or communicated (and not publicly withdrawn) within ten Business Days after Parent so requests in writing.

An “Affiliate” of any Person means (A) another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; provided that for purposes of this definition as used in this Agreement and the Rollover and Support Agreement, (a) none of the Company or any of the Company Subsidiaries will be deemed to be Affiliates of the Sponsors, the Rollover Shareholders, Parent or Merger Sub, (b) none of the Rollover Shareholders or the Sponsors will be deemed to be Affiliates of the Company and the Company Subsidiaries, (c) except in the case of the definition of “Company Material Adverse Effect,” Section 4.09 (Ownership of Common Shares), Section 4.10 (Parent Group Contracts), Section 6.02 (Access to Information; Confidentiality) (solely with respect to the Sponsors) and Section 6.06 (Public Announcements), Affiliates of Parent or Merger Sub shall not include the Founders, the Sponsors or their respective Affiliates (except for Parent and its controlled Affiliates), and (d) in no event shall Parent or Merger Sub be considered an affiliate of any other portfolio company or investment fund affiliated with or managed by affiliates of either Sponsor, nor shall any portfolio company or investment fund affiliated with or managed by affiliates of either Sponsor be considered to be an Affiliate of either Parent or Merger Sub or any of their respective Subsidiaries and (B) this definition will not preclude the SEC from determining that, for purposes of Rule 13e-3 of the Exchange Act, a Party should be deemed an Affiliate and a “filing person” for purposes of the Schedule 13E-3 and, in that case, such Party will be subject to the same cooperating obligations set forth under clauses of (b) through (d) of Section 6.01.

“Alternative Proposal” means any proposal or offer (whether or not in writing), other than from Parent, Merger Sub or their respective Affiliates, with respect to any (a) merger, amalgamation, scheme of arrangement, consolidation, share exchange, recapitalization, liquidation, dissolution or other business combination, or tender offer, share purchase or other transaction involving or relating to the Company, or any of the Company Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the total revenue or net income of the Company are attributable, that would result in any Third Party beneficially owning, directly or indirectly, in one or a series of related transactions 20% or more of the outstanding equity interests or consolidated total assets of the Company or any successor or parent company thereto; (b) transaction in which any Person (or the shareholders of any Person) will acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group that beneficially owns or has the right to acquire beneficial ownership of, 20% or more of any class of Common Shares or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of any class of Common Shares of the Company; or (c) any combination of the foregoing (in each case, other than the Transactions).

“Anti-Bribery Legislation” means all and any of the following: the U.S. Foreign Corrupt Practices Act of 1977; the Organisation for Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including the Public Bodies Corrupt Practices Act 1889, the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001, the Bribery Act 2010, the Proceeds of Crime Act 2002; the relevant legislation and their respective amendments in Brazil to bribery and/or corruption, including, without limitation, Decree-Law No. 2.848/1940 (Brazilian Criminal Code), Law No. 12,846/2013 (Brazilian Anticorruption Law), Law No. 9,613/1998 (Brazilian Anti-Money Laundering Law), Law No. 14,133/2021 (New Brazilian Public Bidding Law), Law No. 8,666/1993 (Brazilian Public Bidding Law), Law No. 8,429/1992 (Brazilian Improbity Law), as amended by Law No. 14,230/2021, Law No. 7,492/1986 (Crimes Against the National Financial System Law), Law No. 13,810/2019 (Brazilian Sanctions Law) and any other applicable anti-bribery or anti-corruption related provisions in criminal and anti-competition Laws and/or other applicable Laws relating to bribery or corruption.

“Antitrust Law” shall mean all Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

“Applicable Subsidiary” shall mean the applicable Subsidiary of the Surviving Company at which the holder of a Company Equity Award is employed.

“Brazil Privacy Law” shall mean the Brazilian General Data Protection Law (Law No. 13,709/2018).

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in Brazil, the Cayman Islands or New York City.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the unaudited consolidated balance sheet of the Company as of the Company Balance Sheet Date and the footnotes thereto set forth in the Previously Filed Company SEC Documents.

“Company Balance Sheet Date” means March 31, 2023.

“Company Benefit Plan” means each (a) severance pay, salary continuation, pay in lieu of notice, employment, consulting, bonus, incentive, retention, change in control, compensation, shares option, shares purchase, shares unit, restricted shares, or other plan, agreement, practice, custom, arrangement, program or policy providing for equity or equity-based compensation or other forms of incentive or deferred compensation, fringe benefit, loan, relocation, repatriation, expatriation, health insurance, life insurance, disability insurance, retirement, provident fund, pension, profit sharing or deferred compensation plan, contract, program, fund, policy or arrangement of any kind; and (b) each other employee benefit plan, contract, program, fund, policy or arrangement (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic) and any trust, escrow or similar agreement related thereto, whether or not funded, in respect of any present or former employees, directors, officers, shareholders, consultants or individual independent contractors of the Company or a Company Subsidiary that is sponsored, maintained, contributed to, or required to be contributed to, by the Company or a Company Subsidiary, or with respect to which the Company or a Company Subsidiary has or could reasonably be expected to have any Liability.

“Company Board” means the Board of Directors of the Company.

“Company Equity Awards” means the Company RSUs and the Company Options.

“Company Equity Plans” means the Company Share Plan and Company Share Option Plan.

“Company Intellectual Property” means all Company-Owned Intellectual Property and all Intellectual Property used or licensed for use by the Company or a Company Subsidiary in the conduct of their respective businesses as currently conducted.

“Company Material Adverse Effect” means any fact, event, occurrence, violation, inaccuracy, circumstance, change, effect, event, development or other matter that, individually or in the aggregate with all other facts, events, occurrences, violations, inaccuracies, circumstances, changes, effects, events, developments or other matters, is or would reasonably be expected to (i) have a material adverse effect on the condition (financial or otherwise), business, assets, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole or (ii) prevent, materially delay or impair the consummation by the Company of the Merger, excluding, solely in the cause of clause (i) any such effect to the extent resulting from (a) changes in general economic, political, regulatory or legislative conditions or the financial, securities, credit or other capital markets (including changes in interest or currency exchange rates, tariffs or trade wars, commodity prices or raw material prices, increases in operating costs or capital expenses (including any disruption thereof) and any stoppage or shutdown of any activity by the U.S. or Brazilian government or otherwise (including any COVID-19 Measures) or any default by the U.S. or Brazilian government or delays or failure to act by any Governmental Entity); (b) changes generally affecting the industry in which the Company and the Company Subsidiaries operate, including cyclical fluctuations and trends; (c) geopolitical conditions, any outbreak or escalation of hostilities, acts of war (whether or not declared), acts of armed hostility, sabotage, or terrorism (including cyber terrorism); (d) any hurricane, tornado, tsunami, flood, volcanic eruption, earthquake, nuclear incident, pandemic (including COVID-19 and any COVID-19 Measures), epidemic, plague, disease outbreak, quarantine restrictions, other outbreak or illness or public health event (whether human or animal), or other natural or man-made disaster; (e) changes or prospective changes in IFRS or applicable Law (or interpretation or enforcement thereof); (f) changes in the market price or trading volume of the Common Shares or the credit rating of the Company (provided that to the extent not subject to any of the other exceptions herein, a fact, condition, change, development or event underlying or that contributed to such changes may, to the extent not excluded under another clause herein, be taken into account in determining whether there has been a Company Material Adverse Effect); (g) the failure of the Company and the Company Subsidiaries to meet internal, published or analysts’ expectations or projections, performance measures, operating statistics, budgets, guidance, estimates, or revenue, earnings or other financial or operating metric predictions (provided that to the extent not subject to any of the other exceptions herein, a fact, event, occurrence, violation, inaccuracy, circumstance, change, effect, event, development or other matter underlying or that contributed to such failure may, to the extent not excluded under another clause herein, be taken into account in determining whether there has been a Company Material Adverse Effect); (h) the negotiation, execution, announcement, pendency or consummation of the Transactions (including the Merger), including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable Law), including the announcement, pendency or consummation of the Transactions, in each case, solely to the extent attributable to the identity of the Parent, its Affiliates or the Sponsors, including the impact thereof on relationships, contractual or otherwise, with any Governmental Entity or any customers, suppliers, distributors, licensors, licensees, partners or employees of the Company or the Company Subsidiaries (it being understood that this clause (h) will not apply to the term “Company Material Adverse Effect” as used in Section 3.09, any representation or warranty contained in this Agreement to the extent that such representation and warranty expressly addresses the consequences resulting from the execution and delivery of this Agreement (including Section 3.04 and Section 3.05), the announcement or pendency of this Agreement, the consummation of the Transactions, or the performance of obligations hereunder or thereunder, or Section 7.03(a) with respect to any such representation or warranty); (i) any shareholder class action, securities, appraisal, derivative or similar litigation, suit, action or proceeding in respect of this Agreement (or the Transactions), or the Proxy Statement or the Schedule 13E-3 (including breach of fiduciary duty and disclosure claims); (j) any action taken by the Company or the Company Subsidiaries (A) at the written direction of Parent or (B) in accordance with the express terms of this Agreement; and (k) any matter or item that is cured or corrected in full prior to the Closing; other than, in the case of clause (a), (b), (c), (d) or (e), for such changes or events that have a material and disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, relative to other participants engaged in the industries and in the geographical regions in which the Company and the Company Subsidiaries operate (which may, to the extent not excluded under another clause herein, be taken into account in determining whether there has been a Company Material Adverse Effect but only to the extent of the incremental disproportionate effect thereof).

“Company Options” means a non-qualified stock option granted to participants under the terms and conditions set forth under the Company Share Option Plan.

“Company-Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company or a Company Subsidiary.

“Company RSU” means a time-based restricted share unit granted under the Company Share Plan.

“Company Share Option Plan” means the Arco Platform Limited 2022 Share Option Plan, and any underlying share option agreements that provide for the issuance of Company Options to any Person.

“Company Share Plan” means the Restricted Shares Grant Plan, as amended and any underlying regular restricted shares grant agreements that provide for the issuance of restricted share units to any Person.

“Company Shareholder Approval” means the affirmative vote of at least two-thirds (in person or by proxy) of the voting power of the Company’s outstanding Common Shares, voting together as a single class, entitled to vote and voting at the Company Shareholders Meeting, authorizing and approving this Agreement, the Plan of Merger and the Transactions.

“Company Subsidiary” means any Subsidiary of the Company.

“Contract” means, with respect to any Person, any legally binding written agreement, contract, note, bond, deed, mortgage, lease, sublease, license, sublicense, option, instrument, commitment, covenant-not-to-sue, or other legally binding written arrangement (in each case, other than purchase orders, invoices or statements of work): (a) to which such Person is a party; (b) by which such Person or any of its assets are legally bound or under which such Person has any legal obligation; or (c) under which such Person has any legal right or legal interest.

“Convertible Notes” means the Company’s 8.00% Convertible Senior Notes due 2028.

“COVID-19” means SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“COVID-19 Measures” means (i) the Company’s and its Subsidiaries’ compliance with any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Law, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention or the World Health Organization, in each case, in connection with, related to, or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (Public Law 116-136), signed into law on March 27, 2020, and Families First Coronavirus Response Act and (ii) the reversal or discontinuation of any of the foregoing.

“Data Security Incident” means any (i) unauthorized or unlawful access to, or acquisition of Personal Information; or (ii) a ransomware, denial of service (DoS) or other cyberattack that results in a material monetary loss to or material business disruption affecting the Company or its Subsidiaries, or (iii) a “data breach” as defined under the Brazilian Privacy Law.

“Debt Documents” means (i) that certain Instrumento Particular De Escritura Da 2ª (Segunda) Emissão De Debêntures Simples, Não Conversíveis Em Ações, Da Espécie Quirografária, Com Garantia Fidejussória Adicional, Em Série Única, Para Distribuição Pública Com Esforços Restritos, Da Companhia Brasileira De Educação E Sistemas De Ensino S.A., dated as of July 26, 2022, by and between Companhia Brasileira de Educação e Sistemas de Ensino S.A. (formerly known as EAS Educação S.A. and PSD Educação S.A.) (“CBE”), Arco Educação S.A. (“Arco Educação”) and Vórtx Distribuidora De Títulos E Valores Mobiliários Ltda., and the other “Securities” as defined therein, (ii) that certain Instrumento Particular De Contrato De Coordenação E Distribuição Pública Com Esforços Restritos, Da 2ª (Segunda) Emissão De Debêntures Simples, Não Conversíveis Em Ações, Da

Espécie Quirografária, Com Garantia Fidejussória Adicional, Em Série Única, Da Companhia Brasileira De Educação E Sistemas De Ensino S.A., dated as of July 26, 2022, by and between CBE, Arco Educação and Banco Bradesco BBI S.A., and the other “Securities” as defined therein, (iii) the Convertible Notes and the corresponding indentures related thereto, (iv) that certain International Loan Agreement, dated as of November 11, 2021, by and among Geekie Desenvolvimento de Software SA, as borrower and Itaú Unibanco Nassau Branch, as lender, and the Standby Letter of Credit as defined therein, (v) that certain Instrumento Particular De Escritura Da 3ª (Terceira) Emissão De Debêntures Simples, Não Conversíveis Em Ações, Da Espécie Quirografária, Com Garantia Fidejussória Adicional, Em Série Única, Para Distribuição Pública, Sob O Rito Automático, Da Companhia Brasileira De Educação E Sistemas De Ensino S.A., dated as of July 5, 2023, by and between CBE, Arco Educação and Vórtx Distribuidora De Títulos E Valores Mobiliários Ltda., and the other “Securities” as defined therein, (vi) that certain Contrato De Estruturação, Coordenação E Distribuição Pública De Debêntures Simples, Não Conversíveis Em Ações, Da Espécie Quirografária, Com Garantia Adicional Fidejussória, Em Série Única, Sob O Rito Automático, Da 3º (Terceira) Emissão De Debêntures Simples, Não Conversíveis Em Ações, Da Espécie Quirografária, Com Garantia Fidejussória Adicional, Em Série Única, Da Companhia Brasileira De Educação E Sistemas De Ensino S.A., dated as of July 17, 2023, by and between CBE, Arco Educação, Banco Itaú BBA S.A. and Banco Santander (Brasil) S.A., and the other “Securities” as defined therein, and (vii) each of the following documents (a) Instrumento Particular de Contrato de Fiança e Outros Pactos N° 1325790, dated as of November 13, 2018, by and between Banco Safra S/A and EAS Educação S.A. (currently known as CBE), as amended in December 1, 2020; (b) Instrumento Particular de Contrato de Fiança e Outros Pactos N° 1326958, dated as of November 16, 2020, by and between Banco Safra S.A. and PSD Educação S.A. (currently known as CBE), as amended; (c) Instrumento Particular de Contrato de Fiança e Outros Pactos N° 1326966, dated as of November 16, 2020, by and between Banco Safra S.A. and PSD Educação S.A. (currently known as CBE), as amended; (d) Financial Leasing Agreements, dated as of March 28, 2023, February 3, 2023 and October 10, 2022 with Santander Leasing S.A., as lessor, and CBE, as lessee; (e) Guarantee Agreement N° 100422050004400, dated as of May 30, 2022, with Itaú Unibanco S.A., as guarantor, and CBE, as contracting party; (f) Guarantee Agreement N° 100422050004500, dated as of May 30, 2022, with Itaú Unibanco S.A., as guarantor, and CBE, as contracting party; (g) Payroll Loan Agreement, dated as of October 30, 2020, with Itaú Unibanco S.A., as lessor, and WPensar S.A., as lessee; (h) Bank Credit Notes, dated as of August 31, 2020, with Caixa Econômica Federal, as lessor, and Softwares de Gestão Ltda., as lessee; (i) Bank Credit Notes, dated as of October 5, 2020, September 29, 2020 and August 28, 2020 with Caixa Econômica Federal, as lessor, and AIX Sistemas Ltda., as lessee; and (j) Payroll Loan Agreements, dated as of May 5, 2020, June 5, 2020 and October 5, 2020, with Itaú Unibanco S.A., as lessor, and Me Salva! Concursos e Consultorias S.A., as lessee. As defined therein, in each case of clauses (i), (ii), (iii), (iv), (v), (vi) and (vii) as amended, restated, amended and restated, supplemented or otherwise modified in accordance with this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Shares” means, collectively, (i) the Rollover Shares, (ii) Common Shares held by Parent, Merger Sub or any of their respective Subsidiaries and (iii) Common Shares held by the Company or any Subsidiary of the Company or held in the Company’s treasury.

“Founder” means each of Oto Brasil de Sá Cavalcante and Ari de Sá Cavalcante Neto.

“Fraud” means the making by a party hereto, to another party hereto, of an express representation or warranty contained in this Agreement by the first such party that, at the time such representation or warranty was made by such party, (i) such representation or warranty was materially inaccurate, (ii) such party had actual Knowledge (meaning without imputed or constructive knowledge, and without any duty of inquiry or investigation) that such representation or warranty was inaccurate, (iii) in making such representation or warranty the Person(s) with Knowledge of the material inaccuracy thereof had the intent to deceive such other party and to induce such other party to enter into this Agreement, and (iv) such other party acted in reasonable reliance on such representation or warranty. “Fraud” does not include equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including fraud) based on negligence or recklessness.

“Government Official” means (a) an employee, officer or representative of, or any person otherwise acting in an official capacity for or on behalf of a Governmental Entity; (b) a legislative, administrative, or judicial official, regardless of whether elected or appointed; (c) an officer of or individual who holds a position in a political party;

(d) a candidate for political office; (e) an individual who holds any other official, ceremonial, or other appointed or inherited position with a government or any of its agencies; or (f) an officer or employee of a supranational organization (e.g., World Bank, United Nations, International Monetary Fund).

“Governmental Entity” means any Brazil or any other national, supranational, foreign, provincial, state, municipal or local government, governmental, regulatory or administrative authority, agency, body, branch, or bureau, boards, instrumentality or commission or any court, tribunal, judicial or arbitral body, industry or trade, including competition authorities and any institution or any agency thereof. The term also includes officials, employees or representatives, of the entities outlined in this definition.

“Incentive Rollover Agreement” means any agreement entered into between Parent and any holder of Company RSUs or Company Options in accordance with Section 2.04 pertaining to the contribution of consideration payable to such holder of Company RSUs or Company Options under this Agreement to Parent in exchange for common shares of Parent, which agreements shall be in form and substance reasonably acceptable to the Company.

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination, (a) all obligations of such Person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties; (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of such Person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding trade accounts payable of such Person incurred in the ordinary course of business); (d) all lease obligations (other than operating leases) of such Person that are required to be capitalized in accordance with IFRS on the books and records of such Person; (e) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed; (f) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof); (g) all letters of credit or performance bonds issued for the account of such Person, to the extent drawn upon and not reimbursed; and (h) all guarantees and keepwell arrangements of such Person of any Indebtedness of any other Person, other than a wholly owned Subsidiary of such Person.

“Intellectual Property” means all intellectual property and other similar rights in any jurisdiction, whether registered or unregistered, including: patents (including all reissues, divisions, continuations, continuations-in-part and extensions thereof), patent applications, utility models, statutory invention registrations and registered designs; trademarks, trademark registrations, trademark applications, service marks, trade names, business names and brand names, including any and all goodwill associated therewith; copyrightable subject matter, copyright registrations, copyright applications and database rights; rights in computer software programs, including all rights in source code, object code, systems, specifications, network tools, data, databases, firmware, designs and documentation related thereto (“Software”); internet domain names and social media handles; and trade secrets, know-how and other information of a confidential and proprietary nature (“Trade Secrets”).

“Intellectual Property Registrations” means all Company-Owned Intellectual Property that is subject to any issuance, registration, or application by or with any Governmental Entity or authorized private registrar in any jurisdiction.

“Intervening Event” means any material fact, event, circumstance or development or material change in circumstances with respect to the Company and the Company Subsidiaries taken as a whole that (a) was neither known to the Special Committee nor reasonably foreseeable as of the Agreement Date; and (b) does not relate to (i) any Alternative Proposal; (ii) any events, changes or circumstances relating to Parent, Merger Sub or any of their respective Affiliates, including the announcement or pendency of this Agreement or the Transactions, unless such events, changes or circumstances, individually or in the aggregate, would constitute a Parent Material Adverse Effect; or (iii) changes after the Agreement Date in the market price or trading volume of the Common Shares or the credit rating of the Company (it being understood that matters underlying the changes described in this clause (iii) may, to the extent not in contravention of the foregoing clause (a), be deemed to constitute, or be taken into account, in determining whether there has been an Intervening Event).

“Isaac EPA” means that certain Equity Purchase Agreement, dated as of October 6, 2022, by and among the Company, INCO Limited, the shareholders of Inco Limited and Fortis Advisors LLC, in its capacity as the equityholder representative.

“IT Assets” means all computer systems, including Software and information technology hardware, firmware, middleware and platforms, interfaces, systems, networks, equipment, facilities, websites, infrastructure, workstations, switches and data communication lines owned, used or held for use by the Company or any Company Subsidiary in connection with the conduct of their businesses as currently conducted.

“Judgment” means any order, decision, ruling, charge, writ, judgment, injunction, decree, stipulation, determination, award, settlement agreement, corporate integrity agreement, arbitration ruling, deferred prosecution agreement, subpoena, civil investigative demand, verdict, assessment or agreement issued, promulgated or entered by or with any Governmental Entity.

The “Knowledge” of any Person that is not an individual means, with respect to any matter in question, in the case of the Company’s Knowledge, the actual knowledge (after due inquiry) of the officers of the Company or Company Subsidiaries set forth on Schedule B, and, in the case of Parent and Merger Sub, the actual knowledge (after due inquiry) of the officers of Parent set forth on Schedule C.

“Law” means any national, supranational, state, provincial, municipal or local statute, law, resolution, constitution, treaty, ordinance, code, regulation, statute, rule, notice, regulatory requirement, Judgment, stipulation, determination, requirement or rule of law (including common law), code or edict issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Leased Real Property” means each parcel of real property currently leased, subleased, or licensed by the Company or any Company Subsidiary.

“Liabilities” means any and all liabilities, obligations and Indebtedness, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or undeterminable, on- or off-balance sheet or required to be recorded on a balance sheet prepared in accordance with IFRS, including those arising under any Law, those arising under any Contract, or otherwise.

“Lien” means, with respect to any property or asset, any lien, pledge, hypothecation, claim, mortgage, violation, charge, security interest, preferential arrangement, restrictive covenant, or encumbrance, condition or restriction of any kind, and any other restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Made Available” means that the referenced documents or other information and materials were (i) made available to Parent or its Representatives prior to 9:00 a.m. Eastern Time on the Business Day immediately prior to the Agreement Date, (a) in the electronic data room established for Parent’s due diligence in connection with the Transactions or (b) through electronic mail or (ii) included in the Previously Filed Company SEC Documents.

“Merger Sub Board” means the Board of Directors of Merger Sub.

“Minority Investment” means an entity, other than a Subsidiary of the Company, in which the Company or a Company Subsidiary owns or otherwise holds any equity interest.

“Nasdaq” means the NASDAQ Global Select Market.

“New Share Plan” means the new equity incentive plan established by the Applicable Subsidiary pursuant to which, as applicable, the Company Equity Awards will be migrated to in connection with the Transaction and pursuant to which new equity incentive awards will be issued (including in accordance with Section 2.04 of this Agreement).

“Non-Disclosure Agreements” means each of the non-disclosure agreements, dated as of March 29, 2023, entered into by and between (i) the Company and General Atlantic L.P., and (ii) the Company and Dragoneer Investment Group, LLC.

“Parent Board” means the Board of Directors of Parent.

“Parent Material Adverse Effect” means any fact, event, occurrence, violation, inaccuracy, circumstance, change, effect, event, development or other matter that, individually or in the aggregate with all other facts, events, occurrences, violations, inaccuracies, circumstances, changes, effects, events, developments or other matters, is or would reasonably be expected to materially adversely affect the ability of Parent or Merger Sub to perform its obligations under this Agreement, or prevent or materially impair or materially delay the consummation of the Merger or the other Transactions by Parent or Merger Sub.

“Parent Group” means, collectively, (i) Parent, Merger Sub and the Sponsors, (ii) the former, current and future direct or indirect holders of any equity, general or limited partnership or liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, representatives, Affiliates, members, managers, general or limited partners, shareholders, shareholders, successors or assignees of Parent, Merger Sub, or the Sponsors, (iii) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent, Merger Sub or any Sponsor, and (iv) any former, current or future direct or indirect holders any equity, general or limited partnership or limited liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, representatives, Affiliates, members, managers, general or limited partners, shareholders, shareholders, successors or assignees of any of the foregoing.

“Permitted Liens” means, collectively, (a) suppliers’, mechanics’, cashiers’, workers’, carriers’, workmen’s, legal hypothecs, repairmen’s, materialmen’s, warehousemen’s, construction and other similar Liens arising or incurred by operation of law or otherwise incurred in the ordinary course of business for amounts (i) that are not yet due and payable or that are being contested in good faith by appropriate proceedings and (ii) as to which appropriate reserves have been established in accordance with IFRS; (b) Liens for Taxes, utilities and other governmental charges (i) that are not due and payable or that are being contested in good faith by appropriate proceedings and (ii) as to which adequate reserves have been established in accordance with IFRS; (c) Liens imposed or promulgated by Law or any Governmental Entity, including securities laws, requirements and restrictions of zoning, permit, license, building and other applicable Laws, and development, site plan, subdivision or other agreements with municipalities that do not, individually or in the aggregate, materially interfere with the business of the Company and the Company Subsidiaries as currently conducted; (d) Intellectual Property licenses granted in the ordinary course of business; (e) statutory or other Liens of landlords (i) that are not yet due and payable or that are being contested in good faith by appropriate proceedings and (ii) as to which appropriate reserves have been established in accordance with IFRS; (f) pledges and deposits made in the ordinary course of business to secure payments of worker’s compensation, unemployment insurance or other types of social security benefits or the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money), public or statutory obligations, and surety, stay, appeal, customs or performance bonds, or similar obligations arising in each case in the ordinary course of business; (g) with respect to the Leased Real Property, easements, quasi-easements, licenses, covenants, rights-of-way, rights of re-entry or other similar restrictions, including any other agreements, conditions or restrictions affecting the Leased Real Property that do not, individually or in the aggregate, materially interfere with current use or occupancy of the applicable Leased Real Property; (h) Liens created by Parent, Merger Sub or any of their respective Affiliates; (i) purchase money Liens and Liens securing obligations under capital lease arrangements; and (j) Liens set forth in Section 9.03 of the Company Disclosure Letter.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity, or other entity.

“Personal Information” means information about an identified or identifiable individual or household and any “personal information” as defined under the Brazil Privacy Law.

“Plan of Merger” means the Plan of Merger, in the form attached hereto as Exhibit A, to be executed and delivered by the Company, Parent and Merger Sub under the CICA as provided by the terms hereof.

“Privacy Laws” shall mean all applicable Laws related to the collection, privacy, processing, use, and security of Personal Information, as well as any regulations promulgated thereunder, including without limitation the Brazil Privacy Law.

“Representatives” of a Person means its officers, directors, managers, employees, accountants, consultants, legal counsel, financial advisors, and agents and other representatives acting on its behalf.

“Rollover Shares” means (i) Common Shares held by the Rollover Shareholders as of the Agreement Date as set forth on Schedule D attached hereto and (ii) any Common Shares that the Rollover Shareholders may acquire following the Agreement Date and prior to the Effective Time by means of issuance upon the vesting of any Company RSUs, the exercise of any Company Option or otherwise.

“Sanctioned Country” means, at any time, a country, region, or territory that is itself the subject of comprehensive Sanctions (currently, Cuba, Iran, North Korea, Syria, and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine).

“Sanctioned Person” means any Person that is: (a) identified on any Sanctions-related list of sanctioned Persons maintained by (i) the U.S. Department of the Treasury or the U.S. Department of State, (ii) the United Nations Security Council, (iii) the European Union, or (iv) the United Kingdom; (b) any person that is located, organized, or resident in a Sanctioned Country, or (c) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a) and (b).

“Sanctions” means economic or financial sanctions or trade embargoes administered or enforced from time to time by (a) the government of Brazil, (b) the U.S. Department of the Treasury or the U.S. Department of State; (c) the United Nations Security Council; (d) the European Union; (e) the United Kingdom; or (f) sanctions as implemented under the laws of the Cayman Islands or extended to the Cayman Islands by the Orders of His Majesty in Council.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Service Provider” means, at any time, any director, officer, employee, consultant or individual independent contractor of the Company or any of the Company Subsidiaries (including any Applicable Subsidiary).

“Special Committee” means the special committee of the Company Board consisting solely of directors independent of Parent, its Affiliates, the Company and the Company Subsidiaries formed in connection with the Transactions.

“Specified Business Conduct Laws” means: (a) the Anti-Bribery Legislation; (b) all legal requirements imposing trade sanctions on any Person, including, all legal requirements administered by the U.S. Treasury Department’s Office of Foreign Assets Control, all sanctions laws or embargos imposed or administered by the U.S. Department of State, the United Nations Security Council, His Majesty’s Treasury or the European Union and all anti-boycott or anti-embargo laws; (c) all legal requirements relating to the import, export, re-export, transfer of information, data, goods, and technology, including the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations administered by the U.S. Department of State and customs Laws and regulations administered by U.S. Customs and Border Protection; and (d) the Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and other applicable legal requirements relating to money laundering.

“Sponsor” means each of Archery DF Holdings, LP, GA IS Holding, L.P. and General Atlantic Arco (Bermuda) 2, L.P.

“Subsidiary” with respect to any entity, means that such entity is a “Subsidiary” of another Person if (a) such other Person directly or indirectly owns, beneficially or of record (i) an amount of voting securities or other interests in such entity, or a contractual or similar right, that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (ii) at least a majority of the outstanding equity interests of such entity, (b) such other Person is a managing or controlling member or general partner of such entity or (c) such other Person holds the power, or is otherwise contractually entitled, to direct and control such entity.

“Superior Proposal” means any bona fide written proposal or offer made by a Third Party, which was not obtained in violation of Section 5.04, pursuant to which such Third Party would acquire, directly or indirectly, more than 50% of the Common Shares or consolidated total assets of the Company and the Company Subsidiaries, taken as a whole;

(a) on terms that the Company Board (acting at the recommendation of the Special Committee) or the Special Committee determines in good faith (after consultation with outside counsel and its financial advisor) to be more favorable from a financial point of view to the holders of Common Shares (other than Parent and its Affiliates) than the Merger, taking into account all the terms and conditions of such proposal and this Agreement (including any changes proposed by Parent to the terms of this Agreement), (b) the conditions to the consummation of which are reasonably capable of being satisfied, taking into account all financial, regulatory, legal and other aspects of such proposal and (c) for which financing, if a cash transaction (whether in whole or in part), is then fully committed by reputable financing sources or reasonably determined by the Company Board (acting at the recommendation of the Special Committee) or the Special Committee to be readily available.

“Tax Returns” means any return, declaration, report, estimate, election, claim for refund or information return or other statement or form filed or required to be filed with any taxing Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Tax Sharing Agreement” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any person’s Tax liability (excluding any ordinary course commercial agreement the principal purpose of which does not relate to Taxes).

“Taxes” means (a) any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital shares, franchise, profits, withholding, social security, unemployment, disability, escheat, unclaimed property, digital services, real property, personal property, sales, use, transfer, registration, ad valorem, value added, branded pharmaceutical fee, alternative or add-on minimum or estimated tax, charge, duty, fee, levy, impost or other tax or assessment of any kind whatsoever imposed by a Governmental Entity, including any interest, penalty, or addition thereto, whether disputed or not; (b) any Liability for the payment of amounts described in clause (a) as a result of being a member of an affiliated, consolidated, combined, unitary, aggregate or similar group for any taxable period (other than any group that includes Parent or any of its Subsidiaries); or (c) any Liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a transferee or successor of any Person or by Contract (other than pursuant to customary provisions of contractual agreements entered into in the ordinary course of business the principal subject of which does not relate to taxes), indemnity or otherwise.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its Affiliates or Representatives.

“Transactions” means the transactions contemplated by this Agreement and the Plan of Merger, including the Merger.

“Treasury Regulations” means the United States Treasury regulations promulgated pursuant to the Code.

“Withholding Amount” means, with respect to any payment under this Agreement, all such amounts as are required to be withheld or deducted in respect of the holder’s tax obligation under any provision of Tax Law with respect to the making of such payment hereunder.

Section 9.04     Interpretation.

(a)     When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference will be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein has the meaning assigned to such term in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” will mean the degree to which a subject or other thing extends, and such phrase will not mean simply “if.” When used in reference to the Company or any Company Subsidiaries, the term “material” shall be measured against the Company and the Company Subsidiaries, taken as a whole. The following general rules apply: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein will include any modification, amendment or re-enactment thereof, and any Law substituted therefor, in each case, as of the time of inquiry, representation, or covenant and all rules, regulations and statutory instruments issued or related to such Law. Any reference to a Governmental Entity will be also deemed to refer to any successor thereto unless the context requires otherwise. A reference to any agreement (including this Agreement), or Contract is, unless otherwise specified, to the agreement, Contract as amended, modified, supplemented or replaced prior to the Agreement Date (and Made Available to Parent, if included in the Company Disclosure Letter). Neither the specification of any dollar amount in this Agreement nor the inclusion of any specific item in the Schedules or Exhibits is intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party will use the fact of setting of such amounts or the fact of the inclusion of such item in the Schedules or Exhibits in any dispute or controversy between or among the Parties as to whether any obligation, item or matter is or is not material for purposes of this Agreement. No prior draft of this Agreement nor any course of performance or course of dealing between the Parties will be used in the interpretation or construction of this Agreement. Although the same or similar subject matters may be addressed in different provisions of this Agreement, the Parties intend that, except as reasonably apparent on the face of the Agreement or as expressly provided in this Agreement, each such provision will be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content). References herein to a Person are also to its successors and permitted assigns. Unless otherwise specifically indicated, all references to “$” will be deemed references to the lawful money of the United States of America. Any reference to “days” means calendar days unless Business Days are expressly specified. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day. References to the “ordinary course of business” or words of similar import shall, in each case, be deemed to mean the ordinary course of business consistent with past practice including with respect to quantity and frequency, as applicable; provided that any action taken, or omitted to be taken, and any adjustments and modifications thereto taken in reasonable or in good faith response to or as a result of COVID-19 or any COVID-19 Measures shall not in and of itself be deemed to be not in the “ordinary course of business.”

(b)     Each Party represents and agrees with each other that it has been represented by or had the opportunity to be represented by, independent counsel of its own choosing, and that it has had the full right and opportunity to consult with its respective attorney(s), that to the extent, if any, that it desired, it availed itself of this right and opportunity, that it or its authorized officers (as the case may be) have carefully read and fully understand this Agreement in its entirety and have had it fully explained to them by such Party’s respective counsel, and that it or its authorized officer (as the case may be) is competent to execute this Agreement and has executed this Agreement free from coercion, duress or undue influence. The Parties have participated jointly in the negotiation and drafting of this Agreement in connection with the Transactions, with the opportunity to seek advice as to their legal rights from such counsel. In the event an ambiguity or a question of intent or interpretation arises, this Agreement is to be construed as jointly drafted by the Parties hereto and no presumption or burden of proof is to arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement or by reason of the extent to which any such provision is inconsistent with any prior draft hereof.

Section 9.05     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy (a) such term or other provision will be fully separable; (b) this Agreement will be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof; and (c) all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as either the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party or such Party waives its rights under this Section 9.05 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 9.06     Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including ..pdf or any electronic signature) or other transmission method and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 9.07     Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Company Disclosure Letter, the Equity Commitment Letters, the Non-Disclosure Agreements and the Rollover and Support Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the Merger and the other Transactions; and (b) except for Section 2.04 and Section 6.04, this Agreement is not intended to confer upon any Person other than the Parties any rights or remedies.

Section 9.08     GOVERNING LAW. This agreement, including all matters of construction, validity and performance and any action or counterclaim (whether in contract, tort, equity or otherwise) directly or indirectly arising out of or relating to this agreement or any of the transactions or the negotiation, administration, performance and enforcement hereof, will be governed by, and construed in accordance with, the laws of the state of Delaware, regardless of the laws that might otherwise govern under any applicable principles of choice or conflicts of laws of the state of Delaware, except to the extent the provisions of the laws of the Cayman Islands are mandatorily applicable, including: the Merger, the vesting of the undertaking, property and liabilities of each of Merger Sub and the Company in the Surviving Company, the cancellation of the Common Shares and Excluded Shares, the rights provided for in Section 238 of the CICA with respect to any Dissenting Shares, the fiduciary or other duties of the Special Committee, the Company Board, the Parent Board and the Merger Sub Board and the internal corporate affairs of the Company and Merger Sub.

Section 9.09     Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement will be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties; provided that the rights, interests and obligations of Merger Sub may be, upon prior written notice to the Company, assigned to another direct or indirect wholly owned Subsidiary of Parent, but no such assignment will relieve Merger Sub of any of its obligations under this Agreement. Any purported assignment without such consent will be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

Section 9.10     Specific Enforcement; Jurisdiction; Venue.

(a)     The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, including the right of a Party to cause the other Parties to consummate the Merger and the other Transactions, except as may be limited by Section 8.03. It is agreed that the Parties are entitled to enforce specifically the performance of terms and provisions of this Agreement in any court referred to below, without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity, except as may be limited by Section 8.03. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law, or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach. In addition, each of the Parties irrevocably agrees that any Action arising out of or relating to this Agreement will be brought and determined in (i) the Delaware Court of Chancery, (ii) in the event (but only in the event) that such court does not have subject matter jurisdiction over such suit, action or other proceeding, the United States District Court for the District of Delaware or (iii) in the event (but only in the event) such courts identified in clauses (i) and (ii) do not have subject matter jurisdiction over such suit, action or other proceeding, any other Delaware state court, in each case, except to the extent that any such Action mandatorily must be brought in the Cayman Islands. Each of the Parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement and the Transactions.

Each of the Parties agrees not to commence any Action relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree, or award rendered by any such court in Delaware as described herein. Each of the Parties further agrees that notice as provided herein will constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason; (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. In no event may a party receive both a grant of specific performance and monetary damages.

(b)     Notwithstanding anything in this Agreement to the contrary and without limiting any right of the Company to enforce any other obligations of Parent or Merger Sub set forth herein, it is explicitly agreed that the Company shall be entitled to obtain an injunction, or other appropriate form of specific performance or equitable relief, to cause Parent and Merger Sub to cause, or for the Company to directly cause, in accordance with and just to the extent of its third party beneficiary rights under the Equity Commitment Letters, the Financing to be funded on the terms and subject to the conditions set forth in the Equity Commitment Letters and this Agreement and cause the Closing to occur if, and only if, each of the following conditions has been satisfied: (i) all conditions in Section 7.01 and Section 7.03 (in each case other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which shall be capable of being satisfied at the Closing) have been satisfied at the time when the Closing would have occurred but for the failure of the Financing to be funded, and remain satisfied, and (ii) with respect to any funding of the Financing to occur at the Closing, the Company has irrevocably confirmed in writing that if specific performance is granted and the Financing is funded, then the Closing will occur.

Section 9.11     WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS AGREEMENT, THE MERGER OR ANY OF THE OTHER TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

Section 9.12     Disclosure Letter and Previously Filed Company SEC Document References.

(a)     The Parties agree that any reference in a particular Section of the Company Disclosure Letter will only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of the Company that are contained in this Agreement, but only to the extent the relevance of that reference as an exception to (or a disclosure for purposes of) such other representations and warranties would be reasonably apparent on its face, without review of the underlying documents, notwithstanding the omission of a cross-reference to such other section or subsections.

(b)     The Parties agree that any information contained in any part of any Previously Filed Company SEC Document described in the first sentence of Article III will only be deemed to be an exception to (or a disclosure for purposes of) the representations and warranties of the Company if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent on its face, together with the Company Disclosure Letter, in each case, excluding any disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures to the extent they are cautionary, predictive or forward-looking in nature, and excluding any information incorporated by reference or exhibits attached to any of the foregoing.

Section 9.13     Non-Recourse. Notwithstanding anything to the contrary herein, each Party agrees, on behalf of itself and its affiliates and its and their present or former directors, officers, shareholders, partners, members or employees, that all proceedings, claims, obligations, liabilities or causes of action (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to any of the following: (a) this Agreement, any other agreement, document or instrument contemplated hereby or any other agreement referenced herein or therein or the transactions contemplated hereunder or thereunder, (b) the negotiation, execution or performance of this Agreement, any other agreement, document or instrument contemplated hereby or any other agreement referenced herein or therein (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement, any other agreement, document or instrument contemplated hereby or such other agreement), (c) any breach or violation of this agreement, any other agreement, document or instrument contemplated hereby or any other agreement referenced herein or therein and (d) any failure of the transactions contemplated hereunder or under any other agreement, document or instrument contemplated hereby or any other agreement referenced herein or therein to be consummated, in each case, may be made only against (and are those solely of) the persons that are expressly identified as parties to this Agreement, the Equity Commitment Letters (in accordance therewith and subject to the limitations set forth therein) or such other agreement, document or instrument contemplated hereby or any other agreement referenced herein or therein, as applicable, and, in accordance with, and subject to the terms and conditions of this Agreement or such other agreement, document or instrument contemplated hereby or any other agreement referenced herein or therein, as applicable. In furtherance and not in limitation of the foregoing, and notwithstanding anything contained in this Agreement, any other agreement, document or instrument contemplated hereby or any other agreement referenced herein or therein or otherwise to the contrary, each Party covenants, agrees and acknowledges, on behalf of itself and its respective affiliates and its and their present or former directors, officers, shareholders, partners, members or employees, that no recourse under this Agreement, any other agreement, document or instrument contemplated hereby or any other agreement referenced herein or therein or in connection with any transactions contemplated hereby or thereby shall be sought or had against any person that is not a Party to this Agreement or such other agreement, document or instrument contemplated hereby or any other agreement referenced herein or therein, as applicable, and no such other person, including any member of the Parent Group or the Company Related Parties shall have any liabilities or obligations (whether in contract or in tort, in law, in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), in each case, except for claims that Parent or the Company, as applicable, may assert against any person that is party to or bound by and solely pursuant to the terms and conditions of, this Agreement, the Equity Commitment Letters (in accordance therewith and subject to the limitations set forth therein) and the Non-Disclosure Agreements. Notwithstanding anything to the contrary herein or otherwise, except as set forth in Section 8.03 hereof, none of Parent or its affiliates (including the Parent Group) shall be responsible or liable for any losses, liabilities, causes of action, claims, damages, or costs that are not contained in the definition of damages (other than causes of actions or claims for specific performance).

Section 9.14     Currency Conversions. For purposes of this Agreement, any currency conversion into US$ or R$, as applicable, shall be determined using the Central Bank of Brazil (Banco Central do Brasil)’s selling rates as published on its website (www.bcb.gov.br) at the close of business in Brazil, except as otherwise agreed herein, on the day which is five (5) Business Days prior to the date as of which the conversion would need to be determined hereunder. When such rates are not available on such date, Bloomberg shall be used.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company, Parent, and Merger Sub have duly executed this Agreement, all as of the date first written above.

ARCO PLATFORM LIMITED

By:	/s/ Beatriz Amary Faccio
Name: Beatriz Amary Faccio
Title: Authorized Signatory

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Company, Parent, and Merger Sub have duly executed this Agreement, all as of the date first written above.

ACHIEVE HOLDINGS

By:	/s/ Rodrigo Catunda
	Name:	Rodrigo Catunda
	Title:	Director

ACHIEVE MERGER SUB

By:	/s/ Rodrigo Catunda
	Name:	Rodrigo Catunda
	Title:	Director

[Signature Page to Agreement and Plan of Merger]

INDEX OF DEFINED TERMS

Arco Platform Limited	Section 1.05
Action	Section 9.03
Adverse Recommendation Change	Section 9.03
Affiliate	Section 9.03
Aggregate Merger Consideration	Section 2.02(a)
Agreement	Preamble
Agreement Date	Preamble
Alternative Proposal	Section 9.03
Anti-Bribery Legislation	Section 9.03
Antitrust Approvals	Section 6.03(a)
Antitrust Law	Section 9.03
Applicable Contract	Section 6.10
Applicable Subsidiary	Section 9.03
Book-Entry Shares	Section 2.01(c)
Brazil Privacy Law	Section 9.03
Business Day	Section 9.03
Capitalization Time	Section 3.03(a)
Certificate	Section 2.01(c)
CICA	Recitals
Class A Common Shares	Section 3.03(a)
Class B Common Shares	Section 3.03(a)
Closing	Section 1.02
Code	Section 9.03
Common Shares	Section 3.03(a)
Company	Preamble
Company Articles of Association	Section 3.01
Company Balance Sheet	Section 9.03
Company Balance Sheet Date	Section 9.03
Company Benefit Plan	Section 9.03
Company Board	Section 9.03
Company Disclosure Documents	Section 3.08(a)
Company Disclosure Letter	Article III
Company Employee	0
Company Equity Awards	Section 9.03
Company Equity Plans	Section 9.03
Company Equity Related Obligation	Section 3.03(b)
Company Indemnified Parties	Section 6.04(a)
Company Intellectual Property	Section 9.03
Company Material Adverse Effect	Section 7.03(a), Section 9.03
Company Options	Section 9.03
Company Recommendation	Section 6.01(e)
Company RSU	Section 9.03
Company SEC Documents	Section 3.06(a)
Company Share Option Plan	Section 9.03
Company Share Plan	Section 9.03
Company Shareholder Approval	Section 9.03
Company Shareholders Meeting	Section 3.04(c)

Index - 1

Company Subsidiary	Section 9.03
Company-Owned Intellectual Property	Section 9.03
Contract	Section 9.03
Convertible Notes	Section 9.03
Costs and Expenses	Section 8.03(b)
COVID-19	Section 9.03
COVID-19 Measures	Section 9.03
Current Insurance	Section 6.04(b)
Data Security Incident	Section 9.03
Debt Documents	Section 9.03
Debt Financing	Section 6.11(g)
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
End Date	Section 8.01(b)(i)
Equity Commitment Letters	Recitals
Evercore	Section 3.20
Exchange Act	Section 9.03
Excluded Contract	Section 3.15(a)(xii)
Excluded Shares	Section 9.03
Filed Company Contract	Section 3.15(a)
Financing	Recitals
Founder	Section 9.03
Fraud	Section 9.03
Government Official	Section 9.03
Governmental Entity	Section 9.03
IFRS	Section 3.06(c)
Incentive Rollover Agreement	Section 9.03
Indebtedness	Section 9.03
Inquiry	Section 5.04(a)
Intellectual Property	Section 9.03
Intellectual Property Registrations	Section 9.03
Interest	Section 8.03(b)
Intervening Event	Section 9.03
Isaac EPA	Section 9.03
IT Assets	Section 9.03
Judgment	Section 9.03
Knowledge	Section 9.03
Law	Section 9.03
Leased Real Property	Section 9.03
Legal Restraints	Section 7.01(b)
Letter of Transmittal	Section 2.02(b)
Liabilities	Section 9.03
Lien	Section 9.03
Made Available	Section 9.03
Material Contract	Section 3.15(a)(xii)
Maximum Amount	Section 6.04(b)
Merger	Recitals
Merger Sub	Preamble

Index - 2

Merger Sub Board	Section 9.03
Minority Investment	Section 9.03
Nasdaq	Section 9.03
Net RSU Consideration	Section 2.04(a)(i)
New Plans	Section 6.07(a)
New Share Plan	Section 9.03
Non-Disclosure Agreements	Section 9.03
Notice Period	Section 5.04(d)(i)
Parent	Preamble
Parent Board	Section 9.03
Parent Group	Section 9.03
Parent Group Contracts	Section 4.10
Parent Material Adverse Effect	Section 7.02(a), Section 9.03
Parties	Preamble
Party	Preamble
Paying Agent	Section 2.02(a)
Payment Fund	Section 2.02(a)
Per Share Merger Consideration	Section 2.01(c)
Permits	Section 3.10(a)
Permitted Liens	Section 9.03
Person	Section 9.03
Personal Information	Section 9.03
Plan of Merger	Section 9.03
Previously Filed Company SEC Documents	Article III
Privacy Laws	Section 9.03
Proxy Statement	Section 6.01(a)
Real Estate Leases	Section 3.15(a)(iii)
Representatives	Section 9.03
Requisite Regulatory Approvals	Section 3.05(b)
Rollover	Recitals
Rollover and Support Agreement	Recitals
Rollover Shareholders	Recitals
Rollover Shares	Section 9.03
Sanctioned Country	Section 9.03
Sanctioned Person	Section 9.03
Sanctions	Section 9.03
Schedule 13E-3	Section 6.01(b)
SEC	Section 9.03
Securities Act	Section 9.03
Service Provider	Section 9.03
Software	Section 9.03
Special Committee	Section 9.03
Special Committee Recommendation	Recitals
Specified Business Conduct Laws	Section 9.03
Specified Event	Section 1.02
Sponsor	Section 9.03
Subsidiary	Section 9.03
Superior Proposal	Section 9.03
Surviving Company	Recitals

Index - 3

Tax Returns	Section 9.03
Tax Sharing Agreement	Section 9.03
Taxes	Section 9.03
Termination Fee	Section 8.03(a)
Third Party	Section 9.03
Trade Secrets	Section 9.03
Transactions	Section 9.03
Treasury Regulations	Section 9.03
Withholding Amount	Section 2.04(a)(i)

Index - 4

EXHIBIT A

PLAN OF MERGER

THIS PLAN OF MERGER is made on __________________ 2023.

BETWEEN

(1)       Achieve Merger Sub, an exempted company incorporated under the laws of the Cayman Islands on 2 August 2023, with its registered office situated at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands (“Merger Sub”); and

(2)       Arco Platform Limited, an exempted company incorporated under the laws of the Cayman Islands on 12 April 2018, with its registered office situated at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, Cayman Islands (the “Company” or the “Surviving Company” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)       Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated as of __________________ 2023 among Achieve Holdings, Merger Sub and the Company, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Act (as amended) of the Cayman Islands (the “Companies Act”), pursuant to which Merger Sub will merge with and into the Company and cease to exist, and the Surviving Company will continue as the surviving company in the Merger.

(b)       This Plan of Merger is made in accordance with section 233 of the Companies Act.

(c)       Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

WITNESSETH

CONSTITUENT COMPANIES

1.       The constituent companies (as defined in the Companies Act) to the Merger are Merger Sub and the Company.

NAME OF THE SURVIVING COMPANY

2.       The surviving company (as defined in the Companies Act) is the Surviving Company and its name shall be Arco Platform Limited.

REGISTERED OFFICE

3.       The Surviving Company shall have its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

AUTHORISED SHARE CAPITAL

4.       Immediately prior to the Effective Date (as defined below) the authorised share capital of Merger Sub was US$50,000 divided into 500,000,000 Class A Shares of US$0.00005 par value per share, 250,000,000 Class B Shares of US$0.00005 par value per share and 250,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board of Directors of Merger Sub may determine from time to time in accordance with the articles of association of Merger Sub and the Companies Act.

5.       Immediately prior to the Effective Date the authorised share capital of the Company was US$50,000 divided into 500,000,000 Class A Shares of US$0.00005 par value per share, 250,000,000 Class B Shares of US$0.00005 par value per share and 250,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board of Directors of the Company may determine from time to time in accordance with the articles of association of the Company and the Companies Act.

6.       On the Effective Date, the authorised share capital of the Surviving Company shall be US$50,000 divided into 500,000,000 Class A Shares of US$0.00005 par value per share, 250,000,000 Class B Shares of US$0.00005 par value per share and 250,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board of Directors of the Surviving Company may determine from time to time in accordance with the articles of association of the Surviving Company and the Companies Act.

7.       The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company or into other property, are set out in the Agreement.

8.       On the Effective Date, the rights and restrictions attaching to the shares of the Surviving Company are set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE DATE

9.       In accordance with section 233(13) of the Companies Act, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar of Companies in the Cayman Islands (the "Effective Date").

PROPERTY

10.       On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

11.       The Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached as Appendix II to this Plan of Merger on the Effective Date.

DIRECTORS BENEFITS

12.       There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.       The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS

Rodrigo Catunda	General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, New York 10055

Eric Jones	Dragoneer Investment Group, LLC, One Letterman Drive, Building D, Suite M500, San Francisco, California 94129

Oto Brasil de Sá Cavalcante	Rua Augusta, 2840, 15th floor, São Paulo, SP, Brazil 01412-100

Ari de Sá Cavalcante Neto	Rua Augusta, 2840, 15th floor, São Paulo, SP, Brazil 01412-100

SECURED CREDITORS

14.          (a)        Merger Sub has no secured creditors and has not granted any other fixed or floating security interests as at the date of this Plan of Merger; and

(b)       The Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15.       This Plan of Merger may be terminated or amended pursuant to the terms and conditions of the Agreement at any time prior to the Effective Date.

AMENDMENTS

16.       At any time prior to the Effective Time, this Plan of Merger may be amended by the board of directors of both the Surviving Company and Merger Sub in accordance with Section 235(1) of the Companies Act, including to effect any other changes to this Plan of Merger which the directors of both the Surviving Company and Merger Sub deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or Merger Sub, as determined by the directors of both the Surviving Company and Merger Sub, respectively.

APPROVAL AND AUTHORISATION

17.       This Plan of Merger has been approved by the board of directors of each of Merger Sub and the Company pursuant to section 233(3) of the Companies Act.

18.       This Plan of Merger has been authorised by the shareholders of each of Merger Sub and the Company pursuant to section 233(6) of the Companies Act.

COUNTERPARTS

19.       This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

20.       This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

21.       Each of the parties agrees that the courts of the Cayman Islands shall have jurisdiction to hear and determine any action or proceeding arising out of or in connection with this Plan of Merger and for that purpose each party irrevocably submits to the jurisdiction of the courts of the Cayman Islands and agrees that the process by which any such action or proceeding is begun may be served on it by being delivered in accordance with the notice provisions of this Plan of Merger.

[Signature Page Follows]

For and on behalf of Achieve Merger Sub:

Name:
Title:	Director

For and on behalf of Arco Platform Limited:

Name:
Title:

APPENDIX I

AGREEMENT AND PLAN OF MERGER

(See attached.)

APPENDIX II

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

OF THE SURVIVING COMPANY

(See attached.)